UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10 – K /A
Amendment No. 3

(MARK ONE)
☒	ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2010.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______ TO _______.

International Silver, Inc.
(Exact name of registrant as specified in its charter)

Arizona
(State or other jurisdiction of incorporation or organization)

333-147712	86-0715596
(Commission File Number)	(IRS Employer Identification Number)

5210 E. Williams Circle, Suite 700
Tucson, Arizona 85711
(Address of principal executive offices including zip code)

(520) 889-2040
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act:  (None)

Securities registered pursuant to Section 12(g) of the Exchange Act:  (None)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 13(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained in this form, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. To the best of registrants' knowledge, there are no disclosures of delinquent filers required in response to Item 405 of Regulation S-K. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of " large accelerated filer", "accelerated filer" and "small reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of December 31, 2010, the aggregate market value of the voting stock held by non-affiliates of the registrant ("aggregate market value") was approximately $3,691,350.

Issuer's revenues for its most recent fiscal year: $63,660. The number of shares of the registrant's $.0001 par value common stock outstanding as of March 31, 2011 was 28,581,753.

PART I

This annual report of Form 10-K/A is being filed as an amendment to our Form 10-K for the year ended December 31, 2010, which was filed with the Securities and Exchange Commission on April 25, 2011.  This amendment reflects changes in Part 1, Item 1 – Business (General and Description), Item 2 – Properties, Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Plan of Operations and Exploration Phase I and II, Item 8 – Financial Statements and Supplementary Data – Consolidated Statements of Income, Note A – Organization and Business – Key Properties and Note J – Related Party Transactions, Item 9A – Controls and Procedures.   Currently dated and amended Exhibits 31.1, 31.2, 32.1 and 32.2, signed by the principal executive and financial officer, are included in this filing.

Item 1. Business

International Silver is referred to herein as “we”, “our” or “us”

Business

Glossary

Adits - An underground mine tunnel with only one end daylighting.

Alluvial (valleys) - Material created by the erosion of rocks by water, air and climate conditions.

Argentite - Silver sulfide

Arroyo - Spanish word that defines a dry creek bed.

Banded barite and jasper - Rock formed by the action of hot solutions containing dissolved silica, which forms layers composed of barium sulfate and silica.

Barite - Barium Sulfate.

Cerussite - Lead carbonate, an oxide ore mineral of lead.

Dolomite - Refers to magnesium bearing limestone.

Flotation tests - The use of flotation for the separation of minerals by the mixing of reagents, air and water during agitation to cause the minerals to separate by floating to the surface of the solution along with air bubbles.

Galena - Lead sulfide mineral.

Hemimorphite - Zinc silicate mineral.

Igneous bodies - Rock masses created by intrusion of molten rock.

Igneous rock out crops - Masses of igneous rocks, which are exposed.

Limonite - Porous iron oxides.

Limonitic Anglesite - Form of lead sulfate with oxidized iron found in many lead-zinc-silver ore zones.

Mine planning - Computerized mine planning; the use of computers to simulate a multi-dimensional mine to form a visual image of a planned mine.

Pyrite - Refers to iron sulfide.

Scout Sampling - Refers to the practice of taking samples of rocks in areas previously not sampled.

Shoring - The use of wood braces to support underground workings to prevent rock cave-ins.

Smithsonite - Refers to zinc carbonate, an oxide ore mineral of zinc.

Sphalerite - Refers to zinc sulfide, a common ore mineral of zinc.

Staking - Refers to the practice of placing stakes in the form of pipes or wooden posts to identify property being claimed under the rules of the Bureau of Land Management of the United States.

Veins - Natural conduits of mineral deposition of varying grades and thickness, typically linear in form.

Wulfenite - A mineral of tungsten.

General

We are an exploration stage company that searches for mineral deposits of precious metals . We have not yet engaged in either development or production stage activities. We plan to acquire, stake claims, or lease exploration properties, and conduct exploration activities in North America.

The primary assets of International Silver, Inc., are the 1) Calico Silver Project, an exploration project , located in the Calico Mining District of San Bernardino County, California and held by unpatented Federal lode mining claims owned by the company; 2) its Lease/ Option to acquire and explore the Prince Mine; 3) its Lease/ Option to explore and purchase the Pan American Mine and the Caselton Concentrator; 4) a block of 495 acres of unpatented Federal lode mining claims adjacent to the Prince Mine and 4 5 0 acres of unpatented Federal lode claims adjacent to the Caselton Mine and Mill, both claim blocks owned directly by us.   A ll of the latter assets are located in the Pioche Mining District of Lincoln County, Nevada. The Prince Mine and Pan American Mine with the Caselton Concentrator are former producing silver lead zinc gold mines with mineral extraction facilities that are inactive and on a “care and maintenance” status.

Although we generated total revenues of $145,659 in 2009 from engineering/mining related consulting services, revenues generated decreased to $63,660 in 2010. Engineering related revenues, along with funding from third-party sources allow us to continue our focus on exploration and development activities.

We have relied upon funds raised from the sale of our common stock funds from private placements and limited engineering services to cover our operating costs and expenses. Management is pursuing additional funding for exploration at the Prince and Pan American Mines and for general corporate activities. Our independent accountant has issued an opinion that there is substantial doubt about our ability to continue as a going concern.

DESCRIPTION OF BUSINESS

Business Development

We were incorporated in the State of Arizona on September 6, 1992 as Western States Engineering and Construction, Inc. On June 16, 2006, we changed our name to International Silver, Inc. to reflect our present business plan of conducting exploration activities in North America, but continue providing limited engineering consulting services. Prior to June 16, 2006, we only conducted engineering mining related consulting services.

We have never filed or been involved in any bankruptcy, receivership or similar proceeding. We have never been involved or conducted any transaction involving a material reclassification, merger, consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business

We are an exploration stage company that engages in exploration activities. An exploration stage company searches for mineral deposits or reserves, and has not yet engaged in either development or production stage activities. We plan to acquire, stake claims, or lease exploration properties, and conduct exploration activities in North America.

Competition

We compete with other exploration companies, most of which have greater financial, operational, and technical resources than us. Additionally, many of our competitors have longer operating histories, more established and a greater number of exploration properties and have strategic partnerships and relationships that benefit their activities, which we do not currently have.

Hedging Transactions

We do not engage in hedging transactions and we have no hedged mineral resources.

Employees

We currently have six employees: (a) Mr. Harold R. Shipes, our Chief Executive Officer; (b) Mr. John A. McKinney, our Executive Vice President/Chief Financial Officer; (c) Mr. Matthew J. Lang, our Vice President of Administration/Corporate Secretary; and (d) Mr. Daniel Dominguez our Corporate Controller; (e) Mr. Alexander Makaron, our Engineer and (f) Ms. Danielle Lang, Staff Accountant.

Production Distribution Methods

Should we be successful in producing metallic concentrates, we will attempt to sell such concentrates directly to smelters or to metals trading companies for shipment to smelters around the world. Should we be successful in producing precious metals, we will attempt to sell them directly to precious metals trading companies that purchase the metals in connection with their ongoing trading activities of such metals.

Sources and Availability of Raw Materials

We do not use raw materials.

Dependence on One or a Few Major Customers

We do not expect to become dependent upon a few major customers, since we will attempt to sell concentrates directly to smelters and metals trading companies and to do not expect to become dependent upon any one or a few such companies.

Dependence on Third Party Contractors Not Yet Hired or Equipment Sellers Not Yet Contracted With

We will depend on outside contractors for the following:

•	Exploration equipment rentals from companies in Barstow, California, Cedar City, Utah, Ely and Las Vegas, Nevada;
•
Sample preparation and assay services in both areas from ALS Chemex, a world-wide, registered, assay laboratory located in Canada and American Analytical laboratories a certified and registered laboratory with offices in Sparks and Elko Nevada.;

•	Purchase of bulldozers, excavators, and grading equipment through equipment companies such as the Catepillar dealer and use equipment dealer.
•	Smelting, refining and purchasing of product through Glencore, Trafigura, Gerald Metals, and Penoles;
•	Transportation through SPor UP Railways in the United States, Ferro Carriles de Mexico, and local truck haulage companies in both major areas;
•
Diesel fuel and gasoline for the generation of electricity and fueling of equipment, which we will purchase from commercial suppliers in Barstow, California, Cedar City, Utah, Ely and Las Vegas, Nevada;

•	Tires to be purchased from Goodyear or Michelin;
•	Equipment, parts and service to be furnished by local suppliers;
•	Flotation reagents, that are used for separating valuable minerals from their gangue rock, which will be purchased from Dow Chemicals or other suppliers;
•	Consumables to be furnished by local suppliers;
•	Grinding media that is used for milling of mined products to enable flotation recovery of valuable minerals, to be purchased from Nucor Steel or other commercial foundries;

We have no verbal or written agreements or any arrangements, whatsoever, with any of the above companies or other third party contractors or equipment sellers to operate on our properties or to sell us the items or provide the services reflected above. The above information only reflects our projected operational plan to use these companies if we can purchase the items from them or secure their services at the time they are needed.

Patents, Trademarks, Licenses, Royalty Agreements, Franchise Agreements:

We do not have any patents, trademarks, licenses, royalty agreements, or franchise agreements, nor do we anticipate the need in our future operations for the foregoing.

Compliance with Government Regulations and Need for Government Approval and Environmental Permits

There are various levels of governmental controls and regulations that govern environmental impact of mineral exploration activities and mineral processing operations, including performance standards, air and water quality emission standards and other design or operational requirements, and health and safety standards. We will be subject to various levels of federal and state laws and regulations, which include the following:

Calico Silver Property

The following approvals will be required from the following government agencies   relative to our Calico Silver property prior to advanced exploration such as drilling:

●	California Department of Wildlife Management.
●	Bureau of Land Management in the case of the Plan of Operation allowing advanced exploration activities on Federal land held by unpatented mining claims..

Nevada Properties

The following approvals will be required from the following government agencies depending on the level of activity relative to our Pioche properties:

●	Water Quality Division of the Nevada Department of Environmental Protection, required prior to commercial processing of ore and or de-watering of mines for exploration.
●	Air Quality Division of the Nevada Department of Environmental Protection required only prior to commercial ore processing operations or construction of related facilities.
●	Explosives Permit from the Federal Bureau of Alcohol, Tobacco and Firearms required only prior to mine operation or other blasting activity.
●	Bureau of Land Management in the case of the Plan of Operation , if advanced exploration or mining activities are to be conducted on federal managed land held by unpatented mining claims.
● Nevada Division of Water Resources approval for drilling exploration wells.
● Federal Mine Safety and Health Administration must be provided notice of renewal of underground mining for inspection scheduling.

Costs and Effective of Compliance with Federal, State and Local Environmental Laws

Effect of Existing of Probable Governmental Regulations on our Business

Cost of Permits

We have budgeted $150,000 for initial permit related work, to be completed by our Consulting Geologist and other contract services.

Research and Development Expenditures/Last Two Years:

We have not engaged in any research and development or assumed any such expenses over the past two years, nor do we anticipate any such expenditure in the future. The processing technologies we will use for the recovery of metals are the standard technology used by the mining industry around the world.

Disclosure Regarding Forward-Looking Statements And Risk Factors

Forward-Looking Statements.

This Annual Report on Form 10-K includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Annual Report regarding our financial position, business strategy, plans and objectives of our management for future operations and capital expenditures, and other matters, other than historical facts, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements and the assumptions upon which the forward-looking statements are based are reasonable, we can give no assurance that such expectations will prove to have been correct.

Additional statements concerning important factors that could cause actual results to differ materially from our expectations are disclosed in the following "Risk Factors" section and elsewhere in this Annual Report. In addition, the words "believe", "may", "will", "when", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions, as they relate to us, our business, or our management, are intended to identify forward-looking statements. All written and oral forward-looking statements attributable to us or persons acting on our behalf subsequent to the date of this Annual Report are expressly qualified in their entirety by the following Risk Factors.

Available Information.

Item 1A. Risk Factors.

An investment in our securities involves a high degree of risk, and you should only consider an investment in our securities if you can afford to sustain the loss of your entire investment.  You should carefully consider the following risk factors and all other information contained herein as well as the information included in this Annual Report on Form 10-K, in evaluating our business and prospects. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, other than those we describe below, that are not presently known to us or that we currently believe are immaterial, may also impair our business operations. If any of the following risks occur, our business and financial results could be harmed. You should refer to the other information contained in this Annual Report, including our consolidated financial statements and the related notes.

Risks Related to our Business Activities.

Our financial condition raises substantial doubt about our ability to continue as a going concern.

As of December 31, 2010, we have an accumulated deficit of $1,327,174. We are an exploration stage enterprise and have generated nominal revenue during our exploration stage.  Our auditor has issued a going concern opinion that there is substantial doubt whether we can continue as an ongoing business. If we fail to obtain approximately $4.5 million of financing, we will be unable to pursue our business plan and operations will have to be curtailed or terminated, in which case you will lose part or all of your investment in our common stock.  Further, if we raise funds through the sale of our equity securities, our shareholders will suffer significant dilution.

Because our properties or claims may never have reserves or be profitable, your investment in our common shares may be negatively impacted.

None of the properties or claims on which we have the right to explore for silver and other precious metals is known to have any confirmed commercially mineable reserves of silver ore or ores of other metals that may be mined at a profit. We may be unable to develop our properties at a profit, either because:

•	the deposits are not of the quality or size that would enable us to make a profit from actual mining activities; or
•	because it may not be economically feasible to extract metals from the deposits.

In either case, you may lose part or all of you entire investment.

Fluctuations in the market price for silver may affect both the value of our assets and the market price of our stock.

Silver is a commodity and its price is very volatile.  Our ability to raise funds and the price and terms on which we are able to raise funds may be affected by the both the volatility in the price of silver and the investment community’s  perception of the future price of silver.  Such changes could affect both the value of our assets and the price of our stock.

We are subject to risks applicable to mining operations.

Mining operations inherently imply certain risk of which investors should be aware, as follows:

●
World-wide economic cycles influence prices of base and precious metals.  As economies recede, demand for these commodities may decline, which may negatively impact the supply and demand ratio, causing prices to respond accordingly.  The cash flow generated by mining activities is dependent on price levels of the metals produced.  Future world-wide economic cycles may cause prices to vary outside assumed parameters in cash flow models which include certain price assumptions.

●	Ore grades vary within ore bodies. Lower grades than predicted might negatively impact cash flow since less metal may be produced from specific ore blocks.
●
Our economic performance is dependent upon production of the predicted and planned tonnage and grade from the mine.  Ground conditions in underground mines can cause fluctuation of tonnage production from that planned.  Lower tonnage from that planned would imply less metal production, and would negatively impact cash flow.

●
Economic performance of the mining operation is dependent on sales of the mine production.  While both base and precious metals are commodities that are sold world-wide, they still must be sold.  Failure to maintain an orderly market for the products would cause an interruption to cash flow until the production is sold.

●	The regularity of cash flow is dependent upon a regular sales program which has not been finalized by us.
●	Smelting costs fluctuate over time.
●	Transportation of concentrates and final metals produced to the market is subject to weather interruption.
●	The start date of mining operations may be impacted by delays in the various permits required by government agencies.

We have a limited operating history on which to base an evaluation of our business and prospects.

Although we were incorporated in 1992 and continue to perform engineering services, acquired the Calico Silver Project in 2007 and gained control of the Prince and Pan American Mine s in 2010, we are still in the exploratory stage due to our change in business plans and have little operating history and have incurred losses during the exploratory period.  We have never had any revenues from exploration or mining operations. In addition, our operating history has been restricted to the acquisition and exploration of our mineral properties and this does not provide a meaningful basis for an evaluation of our prospects if we ever determine that we have a mineral reserve and commence the construction and operation of a mine. We have no way to evaluate the likelihood of whether our mineral properties will be found to contain any mineral reserve or, if they do that we will be able to build or operate a mine successfully. We anticipate that we will continue to incur operating costs without realizing any revenues during the period when we are exploring our properties. We therefore expect to continue to incur significant losses into the foreseeable future, which will require us to raise funds to cover our ongoing costs. If we are unable to generate significant revenues from mining operations and any dispositions of our properties, we will not be able to earn profits or continue operations. At this early stage of our operation, we also expect to face the risks, uncertainties, expenses and difficulties frequently encountered by companies at the start up stage of their business development. We cannot be sure that we will be successful in addressing these risks and uncertainties and our failure to do so could have a materially adverse effect on our financial condition. There is no history upon which to base any assumption as to the likelihood that we will prove successful in implementing our current business plan and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

We have no history of mining operations.

The company has no history of mining operations, and there is no assurance that it will successfully operate profitably or provide a return on investment in the future. The costs, timing and complexities of mine construction and development are increased by the remote locations of our properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that our activities will result in profitable mining operations or that we will profitably produce metals at any of its properties. Other factors mentioned in this section entitled “Risk Factors” may also prevent us from successfully operating a mine.

Our management has conflicts of interest that may favor the interests of our management, but to the detriment of our minority shareholders’ interests.

Our officers and directors also serve as officers and/or directors of other mining exploration companies and are related by family relations to one another. As a result, their personal interests and those of the companies that they are affiliated with may come into conflict with our interests and those of our minority stockholders. We as well as the other companies that our officers and directors are affiliated with may present our officers and directors with business opportunities that are simultaneously desired. Additionally, we may compete with these other companies for investment capital, technical resources, key personnel and other things. You should carefully consider these potential conflicts of interest before deciding whether to invest in our shares of our common stock. We have not yet adopted a policy for resolving such conflicts of interests. Because the interests of our officers and the companies that they are affiliated with may disfavor our own interests and those of our minority stockholders, you should carefully consider these conflicts of interest before purchasing shares of our common stock.

The services of our President and Chief Executive Officer, Executive Vice President/Chief Financial Officer, Consulting Geologist, and our Vice President of Administration and Logistics, are essential to the success of our business; the loss of any of these personnel will adversely affect our business.

Our business depends upon the continued involvement of our officers, directors, and Consulting Geologist, each of whom have mining experience from 12 to 38 years. The loss, individually or cumulatively, of these personnel would adversely affect our business, prospects, and our ability to successfully conduct our exploration activities. Before you decide whether to invest in our common stock, you should carefully consider that the loss of their expertise, may negatively impact your investment in our common stock.

We may be denied the government licenses and permits or otherwise fail to comply with federal and state requirements for our exploration activities.

Our future exploration activities will require licenses, permits, or compliance with other state and federal requirements regarding prospecting, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Delays or failures to acquire required licenses or permits or successfully comply with the pertinent federal and state regulations will negatively impact our operations.

We carry only limited property and casualty insurance which may expose us to liabilities that will negatively affect our financial condition.

The search for valuable minerals exposes us to numerous hazards. As a result, we may become subject to liability for such hazards, including environmental pollution, cave-ins, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes or other hazards that we cannot insure against or which we may elect not to insure. At the present time we have no coverage to insure against these hazards. Should we incur liabilities involving these hazards that may have a material adverse effect on our financial condition.

Our management devotes less than full time to our business, which may negatively impact our operations and/or reduce our revenues.

Harold Roy Shipes, our Chief Executive Officer, John McKinney, our Executive Vice President/Chief Financial Officer, and Matthew Lang, our Vice President of Administration/Corporate Secretary, devote less than full time to our business. Each member of our management described above devotes approximately 50% of their time to us. Because our management may be unable to devote the time necessary to our business, we may be unsuccessful in the implementation of our business plan.

We may be unable to successfully manage our growth, and we currently have limited management systems and resources available to us to manage any such potential growth.

We are in the process of expanding our operations and anticipate that significant expansion of our operations will be required in order to address potential market opportunities.  This potential growth will place a significant strain on our management, operational and financial resources.  We expect to add additional key personnel in the near future.  Increases in the number of employees will place significant demands on our management.  In order to manage the expected growth of its operations, we will be required to expand existing operations, particularly with respect to mining personnel, to improve existing procedures and controls, including improvement of our financial and other internal management systems, on a timely basis.

Further, our management will be required to establish and maintain relationships with various third parties and to maintain control over our strategic direction in a rapidly changing environment.  There can be no assurance that our current personnel, systems, procedures and controls will be adequate to support our future operations, that management will be able to identify, hire, train, retain, motivate and manage required personnel or that our management will be able to manage and exploit existing and potential market opportunities successfully.  If we are unable to manage growth effectively, our business, results of operations and financial condition will be materially adversely affected.

We may be unable to obtain funds for our operations.

We may not have adequate funds to complete the acquisition and initiate and achieve operations of any or our present or proposed properties.  Implementation of our plan to develop these properties is dependent upon receiving financing, for which there are no assurances.  If we are unable to obtain financing, we may have to curtail, delay or cease operations, which will negatively affect the value of an investment in our securities.  Unless we are able to generate revenue from our operations, we may be unable to obtain traditional bank financing on reasonable terms, if at all, and we may be limited to equity-based offerings, which is likely to dilute the interest of our stockholders.  Further, there is no assurance that we will be successful in obtaining financing through debt or equity offerings, on commercially reasonable terms or at all.  Any of these eventualities would have a material adverse effect on our business and operations.

There are uncertainties regarding development of the mining properties.

Any mining operations we undertake will involve substantial development. We may encounter various technical and control problems during our development of mining operations.  No assurance can be given that any of our proposed mining operations will not involve a longer period of time or the expenditure of a greater amount of funds and other resources than is presently contemplated.  Such technical or operational problems may negatively impact the economic performance of the project.

Our operations are subject to extensive governmental regulation.

Both mineral exploration and extraction require permits from various foreign, federal, state, provincial and local governmental authorities and are governed by laws and regulations, including those with respect to prospecting, mine development, mineral production, transport, export, taxation, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. There can be no assurance that we will be able to obtain or maintain any of the permits required for the continued exploration of our mineral properties or for the construction and operation of a mine on our properties at economically viable costs. If we cannot accomplish these objectives, our business could fail.

Although we believe that we are in compliance with all material laws and regulations that currently apply to our activities but there can be no assurance that we can continue to remain in compliance. Current laws and regulations could be amended and we might not be able to comply with them, as amended. Further, there can be no assurance that we will be able to obtain or maintain all permits necessary for our future operations, or that we will be able to obtain them on reasonable terms. To the extent such approvals are required and are not obtained, we may be delayed or prohibited from proceeding with planned exploration or development of our mineral properties.

Land reclamation requirements for exploration properties may be burdensome and may divert funds from our exploration programs

Although variable, depending on location and the governing authority, land reclamation requirements are generally imposed on mineral exploration companies, as well as companies with mining operations, in order to minimize long term effects of land disturbance. Reclamation may include requirements to control dispersion of potentially deleterious effluents and to reasonably re-establish pre-disturbance land forms and vegetation. In order to carry out reclamation obligations imposed on us in connection with its mineral exploration, we must allocate financial resources that might otherwise be spent on further exploration programs.

Because of the inherent dangers involved in mineral exploration and exploitation, there is a risk that we may incur liability or damages as we conduct our business.

The search for and exploitation of valuable minerals involves numerous hazards. In the course of carrying out our operations, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. We currently have no such insurance nor do we expect to get such insurance for the foreseeable future. If a hazard were to occur, the costs of rectifying the hazard may exceed our asset value and cause us to liquidate all of our assets, resulting in the loss of your entire investment in us.

Foreign investments and operations are subject to numerous risks associated with operating in foreign jurisdictions.

We may seek to have mining, development or exploration activities in Mexico. Foreign mining investments are subject to the risks normally associated with the conduct of business in foreign countries. The occurrence of one or more of these risks could have a material and adverse effect on our profitability or the viability of its affected foreign operations, which could have a material and adverse effect on our future cash flows and earnings (if any), as well as results of operations and financial condition.

Risks may include, among others, labor disputes, invalidation of governmental orders and permits, corruption, uncertain political and economic environments, sovereign risk, war (including in neighboring states), civil disturbances and terrorist or drug-gang actions, arbitrary changes in laws or policies, the failure of foreign parties to honor contractual relations, corruption, foreign taxation, delays in obtaining or the inability to obtain necessary governmental permits, opposition to mining from environmental or other non-governmental organizations, limitations on foreign ownership, limitations on the repatriation of earnings, limitations on gold exports, instability due to economic under- development, inadequate infrastructure and increased financing costs. In addition, the enforcement by us of our legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system. These risks may limit or disrupt our operations, restrict the movement of funds or result in the deprivation of contractual rights or the taking of property by nationalization or expropriation without fair compensation. The economy and political system of Mexico should be considered by investors to be less predictable than those in countries in which the majority of investors are likely to be resident. The possibility that the current, or a future, government may adopt substantially different policies, take arbitrary action which might halt production, extend to the re-nationalization of private assets or the cancellation of contracts, the cancellation of mining and exploration rights and/or changes in taxation treatment cannot be ruled out, the happening of any of which could result in a material and adverse effect on our results of operations and financial condition.

We face competition in many areas of our business.

We will compete with other companies engaged in the mining industry, most of which are larger than us.  Therefore, we will face substantial competition in connection with the hiring and retaining of highly qualified mining, metallurgical, financial and administrative personnel, which creates a high degree of risk.  Among our competitors are BHP/Billeton and Phelps Dodge, as well as numerous other foreign and domestic companies in the mining business.  Many of these competitors are well established, have substantially greater financial and other resources than we have, and have an established reputation for success in mining that will be competitive with our operations.

In addition, the mineral exploration, development, and production industry is largely un-integrated. We compete with other exploration companies looking for mineral resource properties. While we compete with other exploration companies in the effort to locate and acquire mineral resource properties, we will not compete with them for the removal or sales of mineral products from our properties if we should eventually discover the presence of them in quantities sufficient to make production economically feasible. Readily available markets exist worldwide for the sale of mineral products. Therefore, we will likely be able to sell any mineral products that we identify and produce.

In identifying and acquiring mineral resource properties, we compete with many companies possessing greater financial resources and technical facilities. This competition could adversely affect our ability to acquire suitable prospects for exploration in the future.

Accordingly, there can be no assurance that we will be able to compete successfully with other companies or that we will ever achieve profitability.

SPECIFIC RISKS RELATING TO THE COMPANY AND OUR COMMON STOCK

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting it at such time as the board of directors may consider relevant. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if its stock price appreciates.

There is a limited market for our common stock which may make it more difficult to dispose of your stock.

Our common stock is currently quoted on the Over the Counter OTC QB market under the symbol "ISLV". There is a limited trading market for our common stock. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for our common stock, the ability of holders of our common stock to sell our common stock, or the prices at which holders may be able to sell our common stock.

We may have difficulty in attracting and retaining management and outside independent members to our board of directors as a result of their concerns relating to their increased personal exposure to lawsuits and stockholder claims by virtue of holding these positions in a publicly held company.

The directors and management of publicly traded corporations are increasingly concerned with the extent of their personal exposure to lawsuits and stockholder claims, as well as governmental and creditor claims which may be made against them, particularly in view of recent changes in securities laws imposing additional duties, obligations and liabilities on management and directors. Due to these perceived risks, directors and management are also becoming increasingly concerned with the availability of directors and officers liability insurance to pay on a timely basis the costs incurred in defending such claims. We currently do not carry limited directors and officer’s liability insurance. Directors and officers liability insurance has recently become much more expensive and difficult to obtain. If we are unable to provide directors and officers liability insurance at affordable rates, it may become increasingly more difficult to attract and retain qualified outside directors to serve on our board of directors.

We are effectively controlled by our management.

Our senior management owns in the aggregate a majority of our outstanding common stock.  Accordingly, they will be able to elect our entire board of directors, and to take action requiring stockholder approval without the vote of other stockholders, subject to governing laws, rules and regulations.  Investors in the Company will thus have little ability to influence our business or operations.

Our directors have the right to authorize the issuance of shares of our preferred stock and additional shares of our common stock.

Our directors, within the limitations and restrictions contained in our articles of incorporation and without further action by our stockholders, have the authority to issue shares of preferred stock from time to time in one or more series and to fix the number of shares and the relative rights, conversion rights, voting rights, and terms of redemption, liquidation preferences and any other preferences, special rights and qualifications of any such series. Any issuance of additional shares of preferred stock could adversely affect the rights of holders of our common stock. Should we issue additional shares of our common stock at a later time, each investor's ownership interest in our stock would be proportionally reduced. No investor will have any preemptive right to acquire additional shares of our common stock, or any of our other securities. A sale of a substantial number of shares of our common stock may cause the price of its common stock to decline.  If our stockholders sell substantial amounts of the Company’s common stock in the public market, the market price of its common stock could fall. These sales also may make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate.

Our issuance of shares of common stock to management at a price below market value may affect our financial statements.

During 2009, we issued 3,200,000 shares of common stock to our officers.  In our financial statements we reflected the compensation at $0.01 per share, which reflected a discount from the quoted price of $0.40 per share.  At the time of the grant, October 6, 2009, there had been no reported trading in our common stock approximately six months prior to the issuance of the shares.  Although we believe that the valuation is reasonable in view of the absence of any trading in our common stock for the six months prior to issuance, in the event that the SEC disagrees with our conclusion, it may be necessary for us to restate our financial statements, which would have the effect of increasing our loss for 2009.

Because we restated our financial statements in 2009, investors may lack confidence in our ability to present financial information and it may be difficult for us to raise funds for our operations.

We restated our financial statements for the year ended December 31, 2009 and if the SEC disputes our valuation of shares issued to related parties, we may be forced to further restate our financial statements for 2009.  Potentially, any need to restate our financial statements would reflect the inadequacy of our disclosure controls and our controls over financial reporting and may impair our ability to raise funds we require for our operations and may otherwise impair our operations and our relationships with our investors.   Further, we cannot assure you that further restatements for other reasons will not be required. Efforts to comply with securities laws and regulations will increase our costs and require additional management resources, and we still may fail to comply.

The SEC requires us, as a reporting company, to include a report of management on our internal controls over financial reporting in our annual reports on Form 10-K.   O ur chief executive officer and chief financial officer, neither of which is an accountant, have concluded that our financial controls are in effective, we cannot assure you that, if our controls were reviewed by our independent registered accounting firm, such firm would reach the same conclusion.  We have not engaged any independent firm to evaluate our internal controls or to make recommendations with respect to internal controls.  If our auditors are unable to conclude that we have effective internal controls over financial reporting, investors could lose confidence in the reliability of our financial statements, especially in view of our need to restate prior financial statements, which could result in a decrease in the value of our securities.  We cannot assure you that we will be able to adequately address in a timely manner any internal controls issues in a timely manner. Further, although the Dodd-Frank Wall Street Reform and Consumer Protection Act exempts companies with a public float of less than $75 million from the requirement that our independent registered public accounting firm attest to our financial controls, this exemption does not affect the requirement that we include a report of management on our internal controls over financial reporting and will not affect the requirement to include the auditor’s attestation if our public float exceeds $75 million.  Regardless of whether we are required to receive an attestation from our independent registered public accounting firm with respect to our internal controls, if we are unable to do so, especially in view of our need to restate financial statements for the years ended December 31, 2009, potential investors may lose confidence in the reliability of our financial statements and our stock price and ability to obtain equity or debt financing as needed could suffer

Our common stock is thinly traded and the market price of our common stock is very volatile, leading to the possibility of its value being depressed at a time when you may want to sell your shares.

Our stock is quoted on the OTC QB, the middle tier of the OTC market.  It had previously been quoted on the OTC Bulletin Board and the OTC Pink.  The OTC QB is not a stock exchange.  There is not an active market for our common stock.  There may be many periods, some of significant duration, in which there is no or insignificant trading volume in our common stock. The absence of any significant activity can result in a very volatile stock.  When there is little trading activity, the purchase or sale of a relatively small number of shares could result in a disproportionate change in the stock price.  In addition, numerous other factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly.  In addition to market and industry factors, the price and trading volume for our common stock may be highly volatile for specific business reasons.  Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Our common stock is subject to the "Penny Stock" rules of the SEC and the trading market in our securities is limited, which makes transaction in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted Rule 3a51-1 which establishes the definition of a "penny stock," for the purposes relevant to us, is any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, Rule 15g-9 requires: that a broker or dealer approve a person's account for transactions in penny stocks; and the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must: obtain financial information and investment experience objectives of the person; and make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form: sets forth the basis on which the broker or dealer made the suitability determination; and that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Item 2. Properties

Our Corporate Offices
Tucson, Arizona

Our corporate offices, which are located at 5210 E. Williams Circle, Suite 700, Tucson, Arizona 85711, are leased from an affiliate, Atlas Precious Metals, Inc., who have a five-year lease with WC Partners, a Los Angeles, California-based company, whereby Atlas Precious Metals pays a base rent of $8,393 monthly, including utilities. We pay Atlas Precious Metals Inc. $500 per month for our space at this location. Our space is adequate for our purposes.

Exploration Properties and Claims

We may explore for various metals, including gold, silver, copper, lead, manganese, zinc, barite; however, our initial primary activities will focus on the exploration of silver. Our exploration rights were obtained through outright property acquisition, staking of federal mining claims on lands managed by the U.S. Bureau of Land Management ,purchase options of privately held surface and mineral rights, purchase of unpatented claims on Bureau of Land Management managed federal lands and through exploration leases. All are held by International Silver without underlying royalty interests .  Our properties are located in San Bernardino County, California and the Pioche mining district of Lincoln County, Nevada. These properties and the land tenure are further discussed in later sections  as:

●	The Prince Mine
	●	The Pan American Mine
	●	T he Castelton Concentrator
●	The Calico Silver Project.

With respect to our properties for exploration purposes, our properties may or may not progress to the development stage. We are subject to competitive conditions for exploration properties since our competitors may be in a better operational and financial position to compete against us for desirable properties. Additionally, there are material issues regarding whether we do or do not insure our properties.

The Pioche Mining District, Lincoln County, Nevada

Introduction:

Our principal area of interest is the Pioche District of Lincoln County, Nevada. We believe that this District represents a unique opportunity in North American mining, in that, we have secured control of a large portion of a very unique silver district and plan to continue to expand our holdings in this area. For the next few years, we will exclusively devote our attention to this district, to completing the acquisition of the Prince and Pan American Mines and the Caselton Concentrator, all of which we have under a lease with purchase option. Having a complete concentrator will enable us to a ffect a relatively quick start of production at a time when metal prices are at unprecedented highs. Much of the mineral ization in the district is completely oxidized, making it potentially amenable to low cost sulfuric acid leaching, solvent extraction and electro-winning to produce special high grade zinc, obviating the need for downstream smelting and dramatically increasing our recovery of zinc. The acid leaching will convert the lead to an insoluble lead sulfate which will act as a collector of precious metals and is amenable to re-flotation to produce a commercial lead/precious metals concentrate. Manganese will require reduction ahead of leaching, to produce a commercial electro-manganese dioxide through electro-winning. The district is of a size that may give many years of profitable commercial operations. Strong indications are that an open pit ore body may exist between the Prince Mine and the Caselton Concentrator and our initial exploration will be in this area and then in exploring the fully developed, but inactive, Pan American Mine.

History:

Silver was discovered on the eastern slope of the Pioche Mountains in 1869 and exploited for high grade, bonanza silver ore until the 1930's when the known fissures were fundamentally depleted. This ore occurred in brecciated fissure veins hosted in the Cambrian age Prospect Mountain Quartzite. This type of ore was found near the town of Pioche mostly in the Treasure Hill area. The veins ranged in thickness from one to four feet, with swells up to ten feet, but the three most productive extended for several thousand feet in strike and to a depth of 1200 feet. The silver ore was mostly oxidized and contained lead as cerussite, some galena, with silver chloride and argentite. Supergene processes apparently removed the zinc from the non-reactive siliceous rock which was likely present in the original sulfides.

Just to the west of the bonanza silver vein area and extending from it into exposures of stratigraphically higher limestones and shales, bedded replacement lead/zinc/silver ore was discovered. The lower part of the Combined Metals Member of the Pioche Shale has been the most productive sequence for non-oxidized sulfide replacements. This unit is the first of the beds enclosed in shales directly above the Cambrian age, Prospect Mountain Quartzite. An east-west structural zone termed the Caselton Channel was found to host replacement mineralization for a strike of over 10,000 feet. The ore zone ranged in thickness from 4 to 40 feet, averaged six feet and had a width of 100 to 1800 feet. The grade of the 3.2 million tons of sulfide ore mined between 1924 and 1959 averaged 4.8 ounces of silver, 0.044 ounces per ton gold, 4.5% lead and 12% zinc. The ore consisted primarily of sphalerite, galena and pyrite in a gangue of manganiferous siderite and minor quartz. Oxidized replacements exist above the sulfide zone but were only partially mined mostly due to smelting issues.

Geology:

The Pioche Mining District encompasses roughly the northern half of the Pioche Hills but extends into the Highland Range to the west .  Th e Pioche Hills are a relatively minor mountain range that follows a northwest trend between Meadow and Lake Valleys. This trend is in marked contrast to the ranges both east and west which align themselves north-south. The Pioche Hills are largely composed of Cambrian sedimentary rocks but these are obscured on the southeast flank where overlain by Tertiary volcanic flow rocks. The mineralized area is entirely within Paleozoic sediments. The principal formations in ascending order are the Prospect Mountain Quartzite, Pioche Shale, Lyndon Limestone, Chisholm Shale and Highland Peak Limestone.

The structural setting of the Pioche Hills has been interpreted mostly in terms of regional thrust faulting. The exposed Paleozoic sedimentary rocks were apparently overridden by a regional thrust plate. This plate termed the Highland thrust consists of a stacked sequence of Upper Cambrian sediments similar to the lower plate but may include some Tertiary volcanic rocks as well. The Highland Peak Formation and a stratigraphic section down to the lower part of the Lyndon Limestone were displaced eastward along the thrust structures. Some flat thrust faults tend to follow shale beds and cut out thicknesses of rock units with little obvious physical expression.

The early Tertiary (and possibly similar pre-Mesozoic?) structures have in turn been displaced by subsequent events. The most traceable set of faults are related to Tertiary extensional basin and range faulting. There appears to be a strike slip component to these major features. They tend to strike north and dip away from the range. Further, the Cambrian rocks are offset by a series of closely spaced, northeast trending normal faults which drop the strata deeper toward the center of the range.

Both the Prince and Pan American Mines were underground mines which were developed on the very large sulfide replacement "channels" or structural zones containing silver, zinc, lead, gold and manganese with commercial ore grades, but with varying grade in each channel. The three principle and most significant channels are the Caselton Channel, the Prince Channel and the Pan American Channel. These channels are known to extend for several miles in length and range from 100 feet to as much as 1,800 feet wide with ore up to 90 feet thick. Typically, they historically grade d 2.3 ounces of silver and 0.02 ounces of gold per ton, 2.5% lead, 3.5% zinc and 12% manganese dioxide.

While the initial operations of both Prince and Pan American both focused on sulfide replacement ore bodies in limestone with much higher grades, massive oxidized mineralization is believed to remain which ha s only been minimally mined. As technology has advanced, significant opportunity remains in using the very low cost acid leaching of oxidized zinc, followed by solvent extraction and electro-winning to produce special high grade zinc cathode which can be sold at a premium. In the solvent extraction process, sulfuric acid is regenerated for re-use which minimizes costs of operation.   These methods of processing oxide ores will be evaluated in conjunction with our exploration activities in the district.

Property Description, Geology and History

The Prince Mine

An exploration lease with an option to acquire the Prince Mine property was entered into by International Silver on November 6, 2010 as further discussed in Note D.  The initial land position held under the lease/option consists of twelve patented lode mining claims held in fee simple title by Prince Mine LLC.  These claims comprise 227 acres of surface and mineral rights. Shoud the purchase rights be exercised the property title will transfer to International Silver without a retained royalty. Subsequent to the exercise of the lease, International Silver acquired through Federal mining law by location, an additional 495 acres in 25 lode mining claims on BLM managed lands next to the patented leased land.  The lease / option requires annual payments to the lessor.  The Federal lode mining claims require annual maintenance fee payments to the U.S. BLM.

The geology of the Prince Mine is characterized by substantial faulting and displacement of the silver – lead – zinc - gold carbonate replacement type of mineralization . The Prince member of the Lyndon formation has been uplifted along a northwest trending mineralized structure bringing a large block of oxidized mineralization very near the surface, to within ten feet in some areas. International Silver sampling and analysis indicates that this mineralizing structure likely continues past all known workings in the mine and past any drilling, and most likely intersects the Caselton Channel to the North. Our exploration target is an open pit ore body hosting as much as 15 million tons of mineralized material in these carbonate replacement horizons.

The Prince Mine is a n historic underground silver producer   w hich reportedly contains over 2 million tons of historically measured in-situ ore grade mineralization accessible through existing workings. Its main shaft is 850 feet deep and has several levels of drifts extending outward. It is located 1.5 miles from the Caselton Concentrator, a 1,500-ton per day minerals processing plant. Our immediate focus will be to explore the mineral ized zone through geochemical and geophysical surveys and surface drilling. Due to its proximity to the surface, the drill holes will be relatively shallow, 1000 feet or less .  At the same time, access to underground workings will be cleaned and repaired to allow inspection and verification sampling.   The program hopes to delineate mineralization amenable to mining but there are presently no known mineable reserves established for the mine property.

The Pan American Mine

An exploration lease with option to acquire the Pan American Mine and the Caselton Concentrator was entered into by International Silver on December 21, 2010 as further discussed in Note D.  The land position at the Pan American Mine consists of 44 patented lode mining claims held in fee simple by Pan American Zinc Company, a Nevada corporation.  These claims comprise approximately 900 acres of surface and mineral rights.  In addition, 78 federal unpatented lode mining claims over some 1600 acres were also included under the lease. If acquired through exercise of the option to purchase, all right, title and interest to the property is to be transferred without a retained royalty.   Mining or exploration on the unpatented federal claims will require acceptance of a new and updated Plan of Operation by the Bureau of Land Management. As lessee International Silver is responsible for payment of the annual BLM maintenance fees necessary to maintain the owner’s rights to the claims.   Monthly payments to the owner are also necessary to maintain the lease/option.

The Pan American Mine last operated as a Joint Venture between the Anaconda Corporation and the Bunker Hill Company which mined at a rate of 1, 5 00 tons per day of sulfide replacement ore grading 2 ounces of silver and 0.0 05 ounces of gold per ton, 1.2 % lead, 2 .4% zinc and 9 % manganese as carbonate. The ore was trucked 1 6 miles to the Caselton Concentrator for processing. A clean zinc concentrate containing an average of 5 4 % zinc, and a lead/precious metals concentrate grading 60% lead with 58 ounces per ton silver were produced. The lead/precious metals concentrates as well as the zinc concentrates, were shipped by rail to the Bunker Hill Company's smelting and refining complex in Kellogg, Idaho.   That refining complex is now closed.

Mine records of the Pan American Mine indicate that between 1.7 and 6.0 million tons of similar grade mineralization may exist in the mine but has been offset downward by faulting. The remaining offset has been identified through drilling but a measured reserve has not been established.

The mine operated as a room and pillar mine which allowed bulk mining using rubber tired haulage and mining equipment. The main entry adit is in very good condition as are haulage ways within the mine but much of the development is now under water.   The remaining mineralization reported by Bunker Hill is sulfide in nature and amenable to processing at the existing facilities .   In addition there may be substantial amounts of undefined oxidized mineralization in the Pan American Channel above and adjacent to the mine.   However, there are currently no known mineable ore reserves established for the mine at this time.

The focus of International Silver as regards the Pan American will be to determine how much readily accessible mineralization remains in the mine that could support a rapid start of operations with the Caselton Concentrator and to quantify the cost thereof. At the same time, the oxide resources of the Pan American Channel will be defined to determine their potential. This program consists of engineering and exploration only, and is to be conducted in advance of any future determination of the feasibility of renewed mining operations.

The Caselton Concentrator

The Caselton Concentrator is a 1500 ton per day sulfide flotation mill  located on 33 acres of fee land with surface rights only in sections 28 and 29 T1N R67E MDBM Lincoln County Nevada.  A lease with option to acquire the property was included with the lease option of the Pan American Mine.  Subsequently International Silver caused to be located some 22 unpatented federal lode mining claims comprising approximately 450 acres on BLM managed land adjacent to the Concentrator.  These mining claims were located over the western extension of the mineralized ore zone previously mined at the Caselton #2 Mine.  Although highly prospective, the claims host no known mineable reserves and are held for exploration.   An annual maintenance fee of $140/claim must be paid each August in order to maintain the rights to explore and possibly mine the unpatented claims.

The Caselton Concentrator facility was first constructed to process ores from the Combined Metals Reduction Company Caselton #2 Mine in 1944.  The concentrator was subsequently refurbished to process ore from the Pan American Mine in 1966 and again refurbished in 1976.  It was last operated commercially in 1978 and has been held on a care and maintenance status since that time.   Although basically sound, much of the equipment, particularly the electrical components, will require modernization prior to operation.  Roof panels also need replacement in the primary crushing section.

The mill is arranged to produce lead – silver concentrates and zinc concentrates.  It is equipped with a two stage crushing circuit which feeds eight 550 ton fine ore storage bins.  The bins feed three grinding and classification units which in turn provide feed for three flotation circuits capable of producing lead, zinc and manganese products through  roughing, cleaning and scavenging lines.  Three concentrate thickeners dewater the products prior to a three disk vacuum filtration plant.  A single 120’ diameter tailings thickener is present to assist water conservation and tailings disposal.  There are no lined tailings disposal areas to service the facility at present and such facilities will need to be designed and permitted prior to operation of the concentrator facility.  Power is supplied to the facility by the Lincoln County Power District through an adjoining 69 KV transmission line from the Hoover Dam.  Water for processing is secured by rights to pump the Caselton #2 Mine which was historically adequate to supply the mill.   Rail service for concentrate shipping was formerly provided by the U.P. directly to the Concentrator but has since been discontinued.  The nearest rail siding is now at the town of Caliente Nevada, approximately 20 miles distant.

Property Location and Access

The International Silver Inc. Pioche Mining District properties are located near the town of Pioche, the county seat of Lincoln County Nevada U.S.A.   State highway 93 serves Pioche.  The Prince Mine is about two miles southwest of the town and the Caselton Concentrator is about one and one half miles north-northwest of the Prince Mine.  Both are accessed by paved state road 320 which connects to highway 93.   The Pan American Mine is twelve air miles west of Caselton and is accessible by sixteen miles of graded county road, the Pan American Road.  The following maps further illustrate the access and relative positions of the Pioche District properties.

Calico Silver Project

The Calico Silver Project is an exploration project with a substantial land position in an area of known bulk mineable disseminated silver-barite mineralization. A wide and elongated zone of epithermal silver-barite veining which is exposed on the property will be the area initially investigated.

Geology and History

The project is in the Calico Mining District of Southern California.  The district has been the site of historic underground mining of bonanza grade silver deposits since the 1880’s and more recently has attracted notice for the discovery of large tonnage disseminated silver deposits.   The mineralization of the Calico Silver Project occurs in a series of parallel veins up to 50 feet wide in a zone several hundred feet wide and primarily visible at the surface. The veins strike NW/SE, dip steeply to almost vertical, and are traceable for 1.25 miles on the Leviathon claims . Country rock is tertiary volcanics in related pyroclastic and sedimentary formations. The Leviathon vein system is located northeast of the Calico Fault.   The Lilly claims are southwest of the fault in argillically altered tuffaceous sediments of the Barstow formation.  These claims lie directly between two known disseminated silver deposits, the Waterloo and Langtry but have not been adequately tested by exploration drilling.

Over 100,000 tons of barite ore wa s mined in the early 1950’s on the claims by open pit methods in a large cut known as the Leviathon Mine. Approximately 50,000 tons of drilling mud grade barite was shipped. Previous to this, all workings on the property were for underground silver mining in the Silverado Mine and the Silver Bow Mine and is believed to have occur red in the late 1890’s. Records are sketchy and no reliable information on these two mines has been located. The above information pertaining to mining only depicts historical information and has no significance whatsoever whether mineable mineral deposits presently exist on the mining claims.  The claims are held for exploration only as no mineable mineral reserves have as yet been discovered or developed.

Property Description

The Calico Silver Property consists of 60 unpatented Federal lode mining claims, which were acquired through staking and filing Notices of Location with the Bureau of Land Management. The Claims are grouped as Leviathon, Silverado and Lilly groups that were located in September and October 2007, at which time the Bureau of Land Management approved the Company’s Notice of Location for Lode Mining Claims accepting that we have located and have the right to the unpatented mining claims. Each claim generally consists of 20. 66 acres for a total of 1,30 0 acres.   Annual maintenance fees of $140 per claim are required to be paid to the BLM each August in order to maintain the rights to explore and possibly mine on the federal land.
Property Location and Access

The Calico Silver Project, is located approximately 15 miles northeast of the town of Barstow, California, 145 miles northeast of Los Angeles. The small communities of Dagget and Yermo, California lie about six miles east from Barstow on Interstate 15 and taking the Meridian Road exit, then east one mile on Frontage Road to the Yermo cutoff, then 3.2 miles north on Merdian Road to the paved portion of the Randberg-Barstow Road, then two miles north to a dirt road which leads eastward onto the claims. Access to the property is accessible year round. There are no weather related conditions preventing access to the property on a year round basis. We know of no overriding environmental or archeological issues related to this property although it is located within the Mohave Desert Conservation Area and will be held to the applicable environmental compliance standards associated with that area.  The property is an exploration stage project without reserves and the sources for power and water, should exploration be successful, have yet to be determined.

Item 3. Legal Proceedings

There are no pending or threatened lawsuits against us.

Item 4. (Removed and Reserved)

PART II

Item 5. Market Price of and Dividends on our Common Equity and Related Stockholder Matters.

Market Information

Our common stock is quoted on the OTCQB under the trading symbol ISLV.  The following table sets forth, for 2009 and 2010, the quarterly high and low bid prices for our common stock in the over-the-counter market.  These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

	2010		2009
	High	Low	High	Low
First Quarter	$1.00	$0.05	$1.00	$0.01
Second Quarter	0.52	0.02	0.40	0.01
Third Quarter	0.15	0.03	0.40	0.40
Fourth Quarter	1.01	0.07	1.00	0.03

Holders

As of December 31, 2010, there were 78 shareholders of record.

Transfer Agent

Our transfer agent is Island Stock Transfer, 100 Second Avenue South, St. Petersburg, Florida 33701, telephone (727) 289-0010.

Dividends

We have not declared or paid any cash dividends on our common stock since our formation and do not presently anticipate paying any cash dividends on our common stock in the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

On November 1, 2010, our Board of Directors authorized the approval of a stock option plan, which was amended on May 5, 2011. The plan, which covers 3,800,000 shares, has not been approved by the stockholders.  The plan allows the Board of Directors, or a committee thereof at the Board’s discretion, to grant stock options to officers, directors, key employees and consultants of the company and its affiliates. The Board authorized the Corporation to issue up to 20% of the total number of outstanding shares of the Company’s common stock as Stock Options. No vesting will be required.

Pursuant to the Plan, in the case of Incentive Stock Options, the exercise price shall not be less than (i) 100% of the fair market value of one share of common stock on the date the option is granted, or (ii) 110% of the fair market value of one share of common Stock on the date the option is granted if, at that time the option is granted, the participant owns, directly or indirectly more than 10% of the total combined voting power of all classes of stock of the company. In the case of Non-Statutory Stock Options, the per share price to be paid by the Participant, at the time the option is exercised, shall be determined by the Committee in its sole discretion.

During the year ended December 31, 2010, total stock options for 3,300,000 shares were granted to directors, officers, key employees and consultants under the plan. On November 1, 2010, stock options for 3,300,000 shares were granted at an exercise price of $0.20, which was in excess of the quoted market price of $0.12 of the Company’s shares at the date of the grant. The options granted to employees were deemed as “incentive stock options” by the Board of Directors in accordance with the Plan.; provided, that the treatment of the options as incentive stock options is subject to shareholder approval of the plan.  Options granted to non-employees are non-qualified stock options.  These option grants are fully vested and expire on November 1, 2015. No options were exercised or forfeited during the year 2010.

Except for the plan described above, we have not established an option plan or any other equity  compensation plan except for the following option plan.

Miscellaneous Rights and Provisions

Holders of our common stock have no preemptive rights. Upon our liquidation, dissolution or winding up, the holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to shareholders after the payment of all of our debts and other liabilities. All outstanding shares of our common stock are, fully paid and non-assessable. There are not any provisions in our Articles of Incorporation or Bylaws that would prevent or delay change in our control.

Purchasers of Equity Securities by the Issuer and Affiliated Purchasers

We did not purchase any shares of our common stock during 2010 or 2009.

Sales Of Unregistered Securities

On June 12, 2008, we issued 150,000 shares of our common stock to Hamilton & Lehrer, P.A. in exchange for legal services.

On September 8, 2008, we issued 335,567 shares of our common stock to our Chief Executive Officer, Harold R. Shipes and his wife, Eileen Shipes, in full satisfaction of the principal portion of the $90,000 loan that our Chief Executive Officer extended to us to place an option towards the purchase of the Langtry property and $6,979 in business debts that he paid on our behalf.

In October, 2009, the Board of Directors approved a resolution to compensate its directors and employees for services rendered to the Company. On October 6, 2009, we issued 3,550,000 shares of our common stock to the Directors of our Company and to its employees for services rendered. Harold Shipes, John McKinney and Matthew Lang each received 1,000,000 shares. Michael Harrington, Herbert Dunham, Daniel Dominguez, Harrison Matson and Danielle Lang each received 100,000 shares. Alexander Makaron received 35,000 and  Viviana Medina received 15,000.

On January 21, 2010, the Company cancelled 30,000 shares of common stock previously issued to a third-party in exchange for the Tecoma mining property, when the property reverted back to its original owners.

On March 1, 2010, the Company purchased a 70% interest in the Estrades Mine, from a related party, in exchange for 6,000,000 shares of its common stock, at a share price of $0.0025 per share.  The property is carried on our books on a fair value of the equity instrument issued basis. The value allocated to the acquired property is based on a 97.5% discount from the market price on the date of the transaction ($0.40 per share) based on the number of shares issued to the related party and the minimal trading volume of the common stock.

On August 18, 2010, the Company issued 2,000,000 shares of common stock at $0.025 per share in exchange for an outstanding debt of $50,000 owed to Harold R. Shipes, director/officer.

On August 24, 2010, the Company conducted a private placement and issued an additional 2,000,000 shares of common stock at $0.02 per share for $40,000. Cork Investments, Inc. and Ron Nash, were each issued 1,000,000 shares of common stock.

On December 21, 2010, we issued a 90-day convertible note to Tintic Standard Gold, Inc. in the principal amount of $75,000.  As consideration for the issuance of the note, we issued 50,000 shares of common stock to Tintic Standard Gold. We agreed to issue an additional 25,000 shares to Tintic to extend the note for an additional 90 days.  On April 25, 2011, the note was converted into 474,077shares of common stock.  A total of 499,077 shares were issued, including the 25,000 shares for the note extension.

We relied upon Sections 4(2) and 4(6) of the Securities Act of 1933, as amended for the offer and sale of the above shares. We believed that Section 4(2) was available because: (a) there was no general solicitation in the offer or sale; (b) all purchasers were accredited investors; (c) we placed restrictive legends on the certificates representing these securities issued to the accredited investors stating that the securities were not registered under the Securities Act and are subject to restrictions on their transferability and resale; and (d) the offer and sale did not involve a public offering.

Use of Proceeds

In 2010, we received $40,000 in proceeds on a private placement of 2,000,000 shares of our common stock, whose funds were applied towards general corporate use.

Item 6. Selected Financial Data

	December 31, 2010	December 31, 2009	Exploration Stage (since inception) June 16, 2006 to December 31, 2010
		(Restated)

Revenue	63,660	145,659	433,389
Total Operating Expenses	504 ,507	227,985	1,502 ,673
Cash on Hand	35,983	35,747	N/A
Total Assets	132,432	54,420	N/A
Current Liabilities	67,627	90,324	N/A
Working Capital (Deficit)	64,805	(35,904)	N/A
Accumulated Deficit	(1,327,174)	(848,353)	(1,151,140)
Exploration Costs	16,923	19,183	283,922

Item 7 – Management’s Discussion and Analysis of Financial Conditions and Results of Operations

Forward-Looking Statements

This Management’s Discussion and Analysis should be read in conjunction with our financial statements and its related notes. The terms “we,” “our” or “us” refer to International Silver, Inc. This discussion contains forward-looking statements based on our current expectations, assumptions, and estimates. The words or phrases “believe,” “expect,” “may,” “anticipates,” or similar expressions are intended to identify “forward-looking statements.” The results shown herein are not necessarily indicative of the results to be expected in any future periods. Actual results could differ materially from those projected in the forward-looking statements as a result of a number of risks and uncertainties pertaining to our business, included the risk factors contained herein.

We are an exploration stage company that engages in minerals exploration activities in the United States involving silver, gold, zinc, copper and other minerals. To-date, we have not generated any revenues from any of these activities since June, 2006, when we switched our emphasis in our business plan and commenced our mineral exploration business. To date, our exploration activities have been limited to the exploration and leasing of mineral interests in the United States and Mexico.

We have realized consulting fees from on-going engineering services, which along with funding received on two private placements, have enabled us to continue, on a limited basis, our exploration activities until additional funding resources are obtained.

Financial Condition and Changes in Financial Condition

At December 31, 2010, we had cash resources $35,983 and receivables due from related parties in the amount of $15,919, including on-going engineering contract work to enable us to continue to conduct our exploration activities and meet our maturing obligations for several months. Our continued activities are dependent upon obtaining adequate financing, as described below. Our financial condition as of December 31, 2010, compared to December 31, 2009 is summarized below, as follows:

Assets.

As of December 31, 2010, we had total assets of $132,432 compared to total assets of $54,420 as of December 31, 2009, representing a 143% increase or $78,012. Current assets comprise 100% our total assets at December 31, 2010 and December 31, 2009 as further depicted below:

	At December 31, 2010	At December 31, 2009	Net Incr./(Decr.)
Current Assets:
Cash	$35,983	$35,747	$236
Due from Related Parties	15,919	17,707	(1,788)
Prepaid Expenses	80,530	966	79,564
Current Assets	$132,432	$54,420	$78,012

Total Assets	$132,432	$54,420	$78,012

The increase in prepaid expenses of $79,564 from December 2009 to December 31, 2010 relate to two mineral leases transacted during the fourth quarter of 2010.

Liabilities and Shareholders’ Equity

	At December 31, 2010	At December 31, 2009	Net Incr./(Decr.)
		(Restated)
Liabilities
Accounts Payable	$2,741	$1,381	$1,360
Accrued Expenses	8,464	391	8,073
Due to Related Parties	48,089	88,552	(40,463)
Note Payable	8,333	0	8,333
Total Liabilities	$67,627	$90,324	$(22,697)

Non-Controlling Interest	$0	$(3,530)	$3,530

Shareholders’ Equity
Capital Stock	$1,391,979	$845,979	$546,000
Accum. Deficit – Prior to exploration stage	(176,034)	(176,034)	0
Accum.Deficit – During exploration stage	(1,151,140)	(672,319)	(478,821)
Treasury Stock	0	(30,000)	30,000

Total Shareholder’s Equity	$64,805	$(32,374)	$97,179

Total Liabilities & Equity.	$132,432	$54,420	$78,012

Total liabilities decreased by 25% or $22,697 to $67,627 at December 31, 2010, compared to $90,324 at December 31, 2009. The resultant decrease is primarily from a bridge loan of $75,000, net of a discount on the note of $66,667 obtained in the fourth quarter of 2010 and a reduction in related party debt of $50,000 in exchange for common stock. Additionally, there was an increase in accounts payable and accrued expenses of $9,433 plus an increase of $9,537 in other related party debt.

Shareholders’ Equity decreased by $97,179 to $64,805 as of December 31, 2010; compared to ($32,374) as of December 31, 2009. The net increase results from stock issuances valued at $576,000 and the net loss from operations of $478,821.

The increase in common stock and additional paid-in capital, with an aggregate value of approximately $576,000 are comprised of the following transactions:
- 2.0 million shares of common stock in exchange for debt in the amount of $50,000
- 6.0 million shares of common stock valued at $15,000 in exchange for property
- 2.0 million shares of common stock in a private placement of stock, netting $40,000
- 50,000 shares of common stock in exchange for a convertible note of $75,000.
- common stock option grant awards of $396,000

Liquidity and Capital Resources

Working capital increased by $100,709 to $64,805 at December 31, 2010, compared to $35,904 at December 31, 2009. This increase results principally from the prepayment of two mineral land leases of $90,000, a reduction of related party receivables of $40,463, less a convertible note negotiated in the amount of $75,000 less a discount of $66,667, an increase in accounts payable and accrued expenses of $9,433 and the write-off of prepaid leases in the amount of expenditures of approximately $11,000.

Net cash flow from operating activities decreased by $10 0,022 to ($114,764) at December 31, 2010, compared to ($14,742) at December 31, 2009. The decrease in cash flow from operations is attributed principally to (1) a net change in working capital of approximately $141,000, primarily from the lease option prepayments on two mineralized properties and 2) an increase in operating income of $37,000, resulting from decreased revenues of $82,000 and decreased operating expenses of $119,000.

Cash flows from financing activities in 2010 increased by $114,785 to $115,000 for the year ended December 31, 2010 compared to only $215 in 2009. The primary sources of financing during year 2010 included a $75,000 bridge loan from Tintic Standard Gold, Inc. and $40,000 in cash proceeds from a private placement sale of common stock.

Our business plan does not reflect, nor do we anticipate, any revenues during our exploration phase, aside from ongoing engineering services rendered to an affiliate. We do not anticipate any other type of revenue until we confirm previously demonstrated mineralization, obtain operating permits, and construct mining and processing facilities at any of our properties; there is no assurance that we will have sufficient financing to accomplish or otherwise be successful at meeting these objectives. There is no guarantee of success or that we will have sufficient financing to accomplish those objectives.

Our auditors have issued a going concern opinion on our audited financial statements for the fiscal year ended December 31, 2010 as we have an accumulated deficit of $1,327,174. These and other matters raise substantial doubt about our ability to continue as a going concern. We will have to supplement our currently available funds to satisfy our cash requirements for the immediate months by attempting to collect upon existing receivables and raising funds through an equity funding. We anticipate total spending requirements of approximately $4.5 million pending adequate financing over the next twelve months, in the following areas:

Our global capital budget for the completion of acquisitions, exploration and development programs in the Pioche District are as follows:

Activity	Cost - U.S.$

1. Mine Salaries and Benefits, one year	$950,000
2. Geological Evaluation and Drilling Contracts	$600,000
3. Mine Re-habilitation, mobilization	$250,000
4. Miscellaneous Equipment	$200,000
5. Working Capital	$150,000
6. Corporate Overhead, One Year	$800,000
7. Legal	$50,000
8. Property Payments and Acquisitions	$1,200,000
9. Offering Commissions	$300,000

TOTAL	$4,500,000

We cannot meet these requirements from our operations.  We intend to seek to finance these activities through the sale of our equity securities.  We cannot assure you that we will be able to raise sufficient funds, if any, through the sale of our equity securities, and our inability to raise these funds will impair our ability to develop our business.  Further, any sale of equity securities is likely to result in significant dilution to our shareholders.

Results of Operations

We incurred losses of $478,821 for the year ended December 31, 2010, an increase in losses of $396,661 over the prior year. The increase in losses are due to decreased revenues of $82,000, stock compensation expense of $39 0 ,000, an increase in interest expense of $19,000, an impairment loss of $15,000 less a reduction in other operating expenditures of $1 0 9,000.

An analysis of the major components of our results of operations is, as follows:

Revenues - In the year ended December 31, 2010, revenues were $63,660, representing a 56% decrease or $82,000 from $145,659 in revenues for the year ended December 31, 2009. The decrease in revenues stems partly from the non-recognition of $48,720 in billings due to the uncertainty of collectability of receivables due from a related party, with the remainder resulting from decreased third-party engineering services.

Exploration Expenses - Exploration costs decreased by 12% or $2,260 to $16,923 for the year ended December 31, 2010 from $19,183 for the comparable 2009 period. The level of exploration work for both 2010 and 2009 remain relatively the same.

General & Administrative Expenses - General and administrative expenses increased by 134% or $278.879 to ($487.584) for the year ended December 31, 2010 from ($208,705) for the year ended December 31, 2009. This decrease in loss over those incurred in 2009 resulted primarily from share- based payment arrangements of $396.000 and decreased professional and consulting fees in the amount of $72,000 and decreased  bad debts expense of $33,000.

Depreciation and Depletion Expenses - Depreciation expense for 2010 was nil and for 2009 was $97.

Other Income and Expenses – An impairment loss of $15,000 was recognized in 2010 on a mining property acquired from a related party. Interest or financing costs for the year ended December 31, 2010 increased $19,335 to $19,444 compared to $109 for the year ended December 31, 2009. In 2010, $8,333 in financing cost was incurred and paid with shares of the Company’s common stock at December 31, 2010, pursuant to a bridge loan negotiated with Tintic Standard Gold, Inc. Additionally, $11,111 in financing-related costs were paid or accrued relating to this bridge loan

Extra-ordinary Items - A $3,530 loss was recognized in 2010 due to the deconsolidation of the Company’s foreign subsidiary, Metales Preciosos Atlas, S.A. de C.V.

Exploration Costs – Inception to Date

On June 16, 2006, our Board of Directors passed a resolution to change the nature of its operations from an engineering services company to an exploration company. Since converting our business plan to conducting exploration activities, we have engaged in the following exploration activities.

1)	Hired a registered geologist as a consultant to assist launching an exploration program;
2)	Commenced the development of an exploration plan;
3)	Actively sought mineral interests containing precious metals; and
4)	Acquired the following minerals interests and option to purchase mineralized property: • Calico Silver Project • Prince Mine • Pan American Mine • Castelton Concentrator

Capitalized Acquisitions

Since converting our business plan to conducting exploration activities, we have incurred the following costs related directly to our exploration activities:

Mineral Land Acquisition

a) Purchased the Tecoma Mine (fee simple) – Year 2007	$90,000

b) Sale of Tecoma Mine – Year 2008	(90,000)

Exploration Costs:
a)Acquired a 98% interest in Metales Preciosos, S.A. de C.V., a Mexican company, whose concessions for mineralized interests are as indicated below:

1) El Cumbro property	$14,260

2) El Cusito property	15,000

3) Canada de Oro property	15,000

4) La Moneda property	10,000

b) Langtry property
1) Option payment	10,000

2) Option payment – extension	90,000

3) Exploration	21,075

c) Acquisition of BLM mineral claims - Calico District
1) Silverado mining claims	4,250

2) Leviathon mining claims	38,224

d) Other exploration sites (evaluation)
1) Anaconda	7,500

2) Oro Blanco	8,840

3) Pioche	28,522

e) General Administrative Costs	21,251

Total acquisitions and exploration costs	$283,922

During our early stage of exploration activities, from June 16, 2006 through December 31, 2010, we have incurred $283,922 in exploration costs, as detailed above, and general and administration expenses of $822,751, primarily consisting of salaries, rent, consulting fees, and travel expenditures, for a total of $1,106,673 in operating costs.

Accumulated losses of $1,151,140 incurred from the inception of the “exploration phase” accounts for approximately 86% of the accumulated deficit of $1,327,174 reflected in the Shareholders’ Equity section of our financial statements. Our prior engineering activities accounts for the other portion of the deficit.

Uncertainties and Trends

Our revenues are dependent now, and in the future, upon the following factors:
•
Price volatility in worldwide commodity prices, including silver, gold, and other minerals, which is affected by: (a) sale or purchase of silver by central banks and financial institutions; (b) interest rates; (c) currency exchange rates; (d) currency exchange rates; (e) inflation or deflation; (f) speculation; and (g) fluctuating prices in worldwide and local commodities for petroleum-related products, chemicals, and solvents, which will affect our ability to obtain additional and continuing funding;

•	Global and regional supply and demand of silver, gold, and other minerals, including investment, industrial and jewelry demand;
•	Political and economic conditions of major silver, gold or other mineral-producing countries;
•
Threatened changes to the U.S. Mining Law that may cause increasing federal land royalties, or other unanticipated consequences and related increased costs of conduct in mining operations in the United States; and

•	Global economic conditions may affect pricing and availability of materials and supplies.

Off-Balance Sheet Arrangements

We have not entered into any transaction, agreement or other contractual arrangement with an entity unconsolidated with us under whom we have

•	An obligation under a guarantee contract

•	a retained or contingent interest in assets transferred to the unconsolidated entity or similar arrangement that serves as credit, liquidity or market risk support to such entity for such assets,

•	any obligation, including a contingent obligation, under a contract that would be accounted for as a derivative instrument, or

•
any obligation, including a contingent obligation, arising out of a variable interest in an unconsolidated entity that is held by us and material to us where such entity provides financing, liquidity, market risk or credit risk support to, or engages in leasing, hedging or research and development services with us.”

We do not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material, other than those which may be disclosed in this Management’s Discussion and Analysis of Financial Condition and the audited Consolidated Financial Statements and related notes.

Changes in Accounting Policies

The significant accounting policies outlined within our Consolidated Financial Statements for the year ended December 31, 2010 have been applied consistently for the December 31 year-ends of 2010 and 2009.

Recent Accounting Pronouncements

Management has evaluated the recent accounting pronouncements issued since the audited financial statements and in management’s opinion, the relevant pronouncements that apply to the Company’s activities and their effect as of December 31, 2010, are as follows:

In January 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-06 (ASU 2010-06), Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. Early adoption is permitted. During 2010, the Company sold an interest in a mining property, whose share-based payment transaction was accounted based on Level 3 fair value measurements.

In January 2010, the FASB (Financial Accounting Standards Board) issued Accounting Standards Update 2010-05 (ASU 2010-05), Compensation – Stock Compensation (Topic 718). This standard codifies EITF Topic D-110 Escrowed Share Arrangements and the Presumption of Compensation. At December 31, 2010, stock options granted were valued at $396,000, based on fair value measurements utilizing the Black Sholes Option pricing model.

In January 2010, the FASB issued Accounting Standards Update 2010-02, Consolidation (Topic 810): Accounting and Reporting for Decreases in Ownership of a Subsidiary. The amendments should be applied retrospectively to the first period that an entity adopted FAS 160. During 2010, the Company abandoned its mining concessions in Sonora, Mexico and a resolution was ratified and approved by the Board of Directors to dissolve its Mexican subsidiary, Metals Precious Atlas, S.A. de C.V., thus ceasing any further exploration work in Mexico.
In June 2009, the Securities and Exchange Commission’s Office of the Chief Accountant and Division of Corporation Finance announced the release of Staff Accounting Bulletin (SAB) No. 112. The statements in staff accounting bulletins are not rules or interpretations of the Commission, nor are they published as bearing the Commission's official approval. They represent interpretations and practices followed by the Division of Corporation Finance and the Office of the Chief Accountant in administering the disclosure requirements of the Federal securities laws.

PLAN OF OPERATIONS

Our Plan of Operations has been organized for each of our properties and claims to account for the similarities and differences in the location, geology, the prospective metals that may be hosted by each property or claim, and the current stage of exploration of each property and claim; accordingly, we have several Plans of Operations to account for those similarities and differences among our various properties and claims. Our Plans of Operations represent our Phase I exploration activities and are for a period of twelve months, at an approximate cost of $2.9 million. We will begin with evaluation of existing mine plans and reserves of both the Prince and Pan American Mines, and mechanical and electrical evaluation of the Caselton Concentrator. Clean up and repair of underground workings to provide safe access will be followed by geologic sampling. and mapping of known structures and existing workings with a view to commencement of operations since both were operating mines. Based upon our analysis of the test results and studies, we will determine whether to proceed with Phase II exploration and development, which will be focused on delineating a near surface mineralized zone on the Prince property and re-start evaluation of the Pan American Mine to feed the Castleton Concentrator. We cannot determine, predict, or assure whether we will be able to proceed with Phase II exploration and development activities regarding any of our properties or claims. Our exploration activities will be conducted under the overall direction of our registered Consulting Geologist using industry standard quality assurance and control procedures, but each Plan of Operations described below will be directly managed and supervised by a degreed mining engineer , Project Manager that we plan to hire.

Properties - The Calico Silver Project in San Bernardino County, California and the Pioche mining district properties in Lincoln County, Nevada.

We will continue to hold the Calico Silver property and will focus our exploration efforts on the Pioche Mining District at a total cost of $3,000,000. We will use thirteen employees and infrastructure for the Prince Mine, Pan American Mine and Caselton Concentrator. Our exploration program is shown below:

Exploration Phase I:

1)
Evaluation of existing mine plans :
Both Prince and Pan American were operating mines when shut down and have operations plans and   historic  non- SEC compliant resource calculations. These will be organized, evaluated and prepared for required supplemental work and digitizing into a computerized mine planning system to determine the accuracy and reliability of existing data. Initial attention will focus on the development of an open pit plan at the Prince Mine and organization of an exploration drilling program. Simultaneously, We will evaluate the Pan American Mine for possible re- start. The initial programs will require approximately three months and will proceed simultaneously

2)
Repair of existing underground workings to allow safe access.
This will entail three months of work by three laborers and one supervisor. The main Prince shaft will be re-conditioned to allow access and put into working order to identify the scope of underground work required to access existing workings in a safe and secure manner.

3)
Clean up of surface dumps, ore piles, facilities, etc.
This will entail surveying and mapping of the property with reference points for each surface dump. Dumps will be measured and tonnage calculations produced. A general clean-up campaign of the surface will be conducted. This will require two laborers under the supervision of the Mine Manager. Surveying and mapping will be contracted to local surveyors. It will require less than one month and will be conducted simultaneously with items 1) and 2).

4)
Mapping and sampling of underground workings.
Mapping will be conducted with contract surveyors under the supervision our geologist with a view to verifying historic mine plans, location of mineralization and status of workings. It will require one month. It will commence following month three when the workings have been secured and made safe. Sampling of underground structures will be conducted by our geologist with three helpers. It will commence in month four and will require one to two months.   Representative geologic samples will be collected under the direct supervision of a registered geologist.  The samples will be shipped using standard chain of custody procedures and quality control protocols. Sample analysis will be conducted by a   re gistered  and certified analytical laboratory and will include the analysis of assay standards and blanks for quality control and assurance.

5)
Geophysical studies.
An Induced Polarization and electrical resistivity Study will be contracted to further define the zone identified for potential open pit mining and will require approximately two months to complete. It will be coordinated by our Geologist and conducted by an independent contractor.

6)
Mechanical and electrical inspection of the Caselton Concentrator.
T he Caselton Concentrator will be inspected both mechanically and electrically to quantify its condition and determine the extent of repairs and the time and cost that will be required to initiate operations. It is anticipated that this work will require approximately 30 days for complet ion.

Exploration Phase II:

1)
Surface and underground drilling .
Sometime after month six, all accumulated data from underground and surface sampling, geo-chemical and geophysical studies will be evaluated to confirm the highest priority targets for exploration on the Prince Mine. A drilling contractor will be hired to conduct the drilling program using the dual tube reverse circulation air rotary method of drilling and sample collection   under the supervision of our registered Geologist. This drilling method is widely accepted as providing high quality sample integrity. Industry standard chain of custody and quality assurance and control procedures will be followed.  This will include the use of duplicate samples and sample standards.  Accurate geologic logs of the drill holes will be created and the drill hole locations surveyed.  Geologic samples will be continuously collected and delivered to an independent certified analytical laboratory for assaying. It is estimated that this program will require up to four months for completion .

2)
Mine planning.
As assays come back from drilling programs, the corporate engineering department will enter them into a data base with mine planning software to produce a preliminary scoping study. Assuming the exploration is successful, an independent engineering firm will be hired to produce a deposit model using computerized mine planning software. This phase will require approximately three months and will most probably commence at approximately month twelve.

PHASE III Development

1)
Feasibility Studies.
This phase of the Operations Plan will commence providing the results of the previous phases have been positive , ,possibly in the year following the exploration program.  The study will be done in 'house' by the engineering department with assistance from an established and reputable independent mining engineering firm.   The study will include metallurgical testing of   geologic samples to determine the appropriate flow sheet for processing the ore. This phase will require approximately six months to completion.

2)
Environmental Permitting
This phase of the Operations Plan will be on-going with the Feasibility Study and will require a minimum of nine months, depending on the size of the facility to be permitted as defined by the various testing programs, mine planning and the feasibility report. It will commence as soon as possible and will be managed by the Mine Manager, our Geologist and a contract Environmental Engineer.

3)
Mine development and  Mill rehabilitation
This phase of the Operating Plan will commence upon granting the required environmental permits and operating licenses. Mine development and mill rehabilitation will be under the Mine Manager and will be done by outside contractors.

4)
Pan American re-start budget
During the first three months of Phase II, a re-start plan and budget based on Pan American ore to the Caselton Concentrator will be developed. The concentrator will require new environmental permits and will be a part of the Item 2) work. A new tailings dam will  need to be designed and permitted prior to renewal of operations at the concentrator.

Our ability to complete any of the activities described under “Plan of Operations” require significant funding.  We do not presently have any commitment for portion of the funding, and we cannot assure you that we will be able to obtain any funding or that the terms on which funding may be available will be acceptable.  To the extent that we are able to secure funding for a portion of our needs, we will have to allocate such funding among the projects, and we may not be able to complete any of these projects.  If we are able to obtain only limited funding, it may result in significant dilution to our shareholders.  Further, our use of proceeds may be determined by the investors based on their priorities, which may be different from our priorities.

Item 7A Quantitative and Qualitative disclosures About Market Risk

Not applicable.

Item 8 Financial Statements and Supplementary Data

The information required by this item is filed herewith.

SEALE AND BEERS, CPAs
PCAOB & CPAB REGISTERED AUDITORS
www.sealebeers.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
International Silver, Inc.
(A Development Stage Company)

We have audited the accompanying balance sheets of International Silver, Inc. (A Development Stage Company) as of December 31, 2010 and 2009, and the related statements of operations, stockholders’ equity (deficit) and cash flows for the years ended December 31, 2010 and 2009 and since inception on June 16, 2006 through December 31, 2010. These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conduct our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of International Silver, Inc. (A Development Stage Company) as of December 31, 2010 and 2009, and the related statements of operations, stockholders’ (deficit) and cash flows for the years ended December 31, 2010 and 2009, and since inception on June 16, 2006 through December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note A to the financial statements, the Company has not yet established an ongoing source of revenues sufficient to cover its operating costs, which raises substantial doubt about its ability to continue as a going concern.  Management’s plans concerning these matters are also described in Note A.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Seale and Beers, CPAs

Seale and Beers, CPAs
Las Vegas, Nevada
April 22, 2011, except for footnotes J and O, which are dated September 27, 2011.

50 S. Jones Blvd. Suite 202 Las Vegas, NV 89107 Phone: (888)727-8251 Fax: (888)782-2351

International Silver, Inc.
(An Exploration Stage Company)

Consolidated Financial Statements
(Audited)

For the Year Ended December 31, 2010

And

For the Year Ended December 31, 2009

International Silver, Inc.
(An Exploration Stage Enterprise)
Consolidated Balance Sheets

	As At
	December 31,	December 31,
	2010	2009
		(Restated)
ASSETS

CURRENT ASSETS
Cash	$35,983	$35,747
Due from related parties - Note J	15,919	17,707
Prepaid expenses - Note C	80,530	966
Total Current Assets	$132,432	$54,420

TOTAL ASSETS	$132,432	$54,420

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$2,467	$1,191
Payroll taxes payable	274	190
Accrued expenses	8,464	391
Due to related parties - Note J	48,089	88,552
Note payable - Note F	75,000	-
Discount on Notes payable	(66,667)	-
Total Current Liabilities	$67,627	$90,324

Total Liabilities	$67,627	$90,324

NON-CONTROLLING INTEREST	$-	$(3,530)

SHAREHOLDERS' EQUITY
Common stock - Note H
authorized shares - 500,000,000
par value $0.0001 per share
issued & o/s - 12/31/09 18,561,753
issued & o/s - 12/31/10 28,581,753	$2,858	$1,856
Additional paid-in capital	1,389,121	844,123
Less: treasury stock	-	(30,000)
Accumulated deficit prior to exploration stage	(176,034)	(176,034)
Accumulated deficit during exploration stage	(1,151,140)	(672,319)
Total Shareholders' Equity	$64,805	$(32,374)

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	$132,432	$54,420

See accompanying notes to the consolidated financial statements

International Silver, Inc.
(An Exploration Stage Enterprise)
Consolidated Statement of Income

			Inception
	Twelve Months Ended		(June 16, 2006) of Exploration Stage through
	December 31 2010	December 31 2009	(December 31, 2010)
	(Restated)	(Restated)	(Restated)
R evenues
Consulting-third parties	$-	$44,199	$44,199
Consulting-related parties	63,660	101,460	389,190
Total Revenues	$63,660	$145,659	$433,389

Operating Expenses
Exploration costs	$16,923	$19,183	$283,922
General and administration
Bad debt expense	236	33,253	41,860
All other general & administrative	487 ,348	175,452	1,176 ,136
Depreciation and depletion	-	97	755
Total operating expenses	$504,507	$227,985	$1, 502.673

Operating Income /(Loss)	$(440,847)	$(82,326)	$(1,069,284)

Other Income /(Expense)
Impairment loss	$(15,000)	$-	$(40,000)
Interest expense	(19,444)	(109)	(42,050)
Total Other Income/(Expense)	$(34,444)	$(109)	$(82,050)

Extraordinary Items
Deconsolidation of Subsidiary	$(3,530)	$275	$194

Net Income/(Loss) Before Taxes	$(478,821)	$(82,160)	$(1,151,140)
Provision for income taxes	-	-	-
Net Income/(Loss) After Taxes	$(478,821)	$(82,160)	$(1,151,140)

Accumulated Deficit
Beginning of Period	$(848,353)	$(766,193)

End of Period	$(1,327,174)	$(848,353)

Basic and Diluted
Income/(Loss) per Share	$(0.02)	$(0.01)

Weighted Average Shares Outstanding	22,571,012	15,848,191

See accompanying notes to the consolidated financial statements

International Silver, Inc.
(An Exploration Stage Enterprise)
Consolidated Statement of Cash Flows

			Inception (June 16,2006)
			of Exploration
	Twelve Months Ended		Stage through
	December 31, 2010	December 31, 2009	(December 31, 2010)
		(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income/(Loss)	$(478,821)	$(82,160)	$(1,151,140)
Adjustments used to reconcile net (loss)
to net cash (used) by operating activities:
Non-controlling interest in subsidiary	-	(275)	(3,530)
Dissolution of subsidiary	3,530		3,530
Depreciation and depletion	-	97	755
Impairment loss	15,000	-	40,000
Financing Cost	8,333	-	8,333
Issuance of common stock
In exchange for land	-	-	30,000
In exchange for services	-	35,500	157,000
In exchange for exploration costs	-	-	55,385
In exchange for debt	50,000	-	50,000
Issuance of Incentive Stock Option Grants	396,000	-	396,000
Changes in operating assets and liabilities
Decrease/(Increase) in receivables	1,788	3,744	233,742
Decrease/(Increase) in employee receivable	-	2,317	2,317
Decrease/(Increase) in prepaid expenses	(79,564)	26,706	(84,004)
(Decrease)/Increase in payables	(39,103)	4,258	37,353
(Decrease)/Increase in accrued expenses	8,073	(4,929)	32,085
Net Cash Flows (used by) Operating Activities	$(114,764)	$(14,742)	$(192,174)

CASH FLOW FROM INVESTMENT ACTIVITIES
Lease/purchase option on land	$-	$-	$(90,000)
Purchase of land	-	-	(90,000)
Purchase of equipment	-	-	(6,668)
Net Cash Flows from Investment Activities	$-	$-	$(186,668)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common stock:
Cancellation of debt	$-	$-	$-
Net proceeds from stock issuance	40,000	-	120,000
Sale of mining property
For treasury stock	-	-	(30,000)
Exchange for securities	-	-	(25,000)
Return of deed of trust - mining property	-	-	90,000
Disposal of vehicle	-	215	215
Third-party loan	75,000	-	75,000
Borrowings from related parties	-	-	152,980
Net Cash Flows from Financing Activities	$115,000	$215	$383,195

Net Increase/(Decrease) in Cash	$236	$(14,527)	$4,353

Beginning Cash Balance	$35,747	$50,274	$31,630

Ending Cash Balance	$35,983	$35,747	$35,983

See accompanying notes to the consolidated financial statements

International Silver, Inc.
(An Exploration Stage Enterprise)
Supplemental Disclosures of Non-Cash Financing Activities

	Twelve Months Ended		Exploration Stage
	December 31,	December 31,	(June 16, 2006
	2010	2009	through
	Unaudited	Unaudited	December 31, 2010)
The Company issued shares of its common stock in exchange for the following:

For services rendered:
Director services	$-	$-	$21,000
Legal and professional services	-	-	116,350
Stock transfer agent services	-	-	5,500
Accounting services	-	-	6,150
Geology and engineering	-	-	8,000
Sub-total	$-	$-	$157,000
For land/mining property	12,000	-	42,000
For equipment	3,000	-	3,000
For exploration costs	-	-	55,385
For contributed capital	50,000	-	315,072
Total non-cash issuances of stock	$65,000	$-	$572,457

Shares of common stock cancelled
Repurchase of its common stock	$30,000	$-	$30,000

Issuance of incentive stock option grants
Grants issued	$396,000	$-	$396,000

The Company relinquished its mining property in exchange for the following:

For repurchase of its common stock	$-	$(30,000)	$(30,000)
For marketable securities in another company	$-	$(25,000)	$(25,000)
For deed of trust in the mining property	$-	$90,000	$90,000

See accompanying notes to the consolidated financial statements

International Silver, Inc.
(An Exploration Stage Enterprise)
Consolidated Statement of Shareholders' Equity

									Accumulated Deficit
		Common Stock		Additional					Prior	During
	Share	No. of	$0.0001	Paid-In	Shares Issuable		Treasury Stock		Exploration	Exploration
	Price	Shares	Par Value	Capital	Shares	Amount	Shares	Amount	Stage	Stage	Total
Shares issued:
Prior to June 16, 2006		1,000		$258,522					$(176,034)	$0	$82,488
At June 16, 2006		1,000		$258,522	0	$0	0	$0	$(176,034)	$0	$82,488

Stock Split - 12,000:1
July 24, 2006		12,000,000	$1,200	(1,200)							0
Shares issued for services
September 13, 2006	$0.0750	1,000,000	100	74,900							75,000
October 21, 2006	$0.0500	100,000	10	4,990							5,000
Shares issued for property
September 19, 2006	$1.0000	30,000	3	29,997							30,000
Shares issued for acquisition
of Metales Preciosos, S.A. de C.V.
October 21, 2006	$0.1846	300,000	30	55,355							55,385
Net Income/(Loss)										(163,224)	(163,224)
At December 31, 2006		13,430,000	$1,343	$422,564	0	$0	0	$0	$(176,034)	$(163,224)	$84,649

Shares issued for cash
May 4, 2007	$0.5000	400	0	200							200
May 11, 2007	$0.5000	2,000	0	1,000							1,000
May 14, 2007	$0.5000	4,000	0	2,000							2,000
May 16, 2007	$0.5000	600	0	300							300
June 4, 2007	$0.5000	3,000	0	1,500							1,500
October 29, 2007	$0.5000	4,000	0	2,000							2,000
November 6, 2007	$0.5000	28,000	3	13,997							14,000
November 8, 2007	$0.5000	18,000	2	8,998							9,000
November 13, 2007	$0.2500	200,000	20	49,980							50,000
Shares issued for services
May 22, 2007	$0.0550	100,000	10	5,490							5,500
September 13, 2007	$0.0400	250,000	25	9,975							10,000
September 21, 2007	$0.0400	150,000	15	5,985							6,000
Shares exchanged for debt
June 30, 2007	$0.5000	336,186	33	168,060							168,093
Net Income/(Loss)										(128,147)	(128,147)
At December 31, 2007		14,526,186	$1,452	$692,048	0	$0	0	$0	$(176,034)	$(291,371)	$226,095

Shares issued for services
June 12, 2008	$0.1333	150,000	15	19,985							20,000
Shares exchanged for debt
September 8, 2008	$0.2890	335,567	35	96,945							96,980
Shares repurchased
November 10, 2008							(30,000)	(30,000)			(30,000)
Net Income/(Loss)										(298,788)	(298,788)
At December 31, 2008		15,011,753	$1,501	$808,978	0	$0	(30,000)	$(30,000)	$(176,034)	$(590,159)	$14,286

Shares issued for services
October 6, 2009	$0.0100	3,550,000	355	35,145							35,500
Net Income/(Loss)										(82,160)	(82,160)
At December 31, 2009		18,561,753	$1,856	$844,123	0	$0	(30,000)	$(30,000)	$(176,034)	$(672,319)	$(32,374)

Shares cancelled
January 10, 2010	$1.0000	(30,000)	(3)	(29,997)			30,000	$30,000			0
Shares issuable
March 3, 2010	$0.0025	0			6,000,000	15,000					15,000
Shares issued for land
April 26, 2010	$0.0025	6,000,000	600	14,400	(6,000,000)	(15,000)					0
Shares exchanged for debt
August 18, 2010	$0.0250	2,000,000	200	49,800							50,000
Shares issued for cash
August 24, 2010	$0.0200	2,000,000	200	39,800							40,000
Incentive stock option - grants issued

November 1, 2010	$0.1200			396,000							396,000

Shares exchanged for convertible note
December 31, 2010		50,000
Allocable to Shares			5	21,423							21,428
Fair Value of Beneficial				53,572							53,572
Conversion Feature
Net Income/(Loss)										(478,821)	(478,821)
At December 31, 2010		28,581,753	$2,858	$1,389,121	0	$0	0	$0	$(176,034)	$(1,151,140)	$64,805

See accompanying notes to the consolidated financial statements

International Silver, Inc.
(An Exploration Stage Company)
Notes to Consolidated Financial Statements

Note A - Organization and Business

General

International Silver, Inc., an exploration stage company, as set forth in FASB ASC 915 – Development Stage Entities and “Industry Guide 7” of the Securities and Exchange Commission’s Guides for the Preparation of Registration Statements and with the Society for Mining, Metallurgy and Exploration’s “Guide for Reporting Exploration Information, Mineral Resources, and Mineral Reserves” dated March 1, 1999. The Company’s strategy consists of acquiring and exploring high-grade silver properties throughout North and South America.

Organization and Nature of Business

The Company was incorporated in the State of Arizona on September 4, 1992 as ARX Engineering, Inc. On October 6, 1992, ARX Engineering, Inc. changed its name to Western States Engineering and Construction, Inc. On June 20, 2006, the Company changed its name to International Silver, Inc. in connection with its new business plan of acquisition of exploration properties, along with providing engineering services.

Further, on July 14, 2006, the Company amended its Articles of Incorporation to reflect the Board’s decision to expand its authorized common stock from 1,000 shares to 500,000,000 to accommodate future equity financing.

The business strategy consists of acquiring and exploring high-grade silver properties throughout North and South America. The Company will initiate an intensive reconnaissance and exploration program around the Prince Mine and Pan American properties located in Nevada, to identify potentially high-grade silver targets and to evaluate other properties in each of the districts for possible acquisition. The Company will continue to seek and evaluate new opportunities for exploration and/or development properties.

Key Mineral Properties

Prince Mine and Pan American Mine Properties, Lincoln County, Nevada

The Company recently entered into a lease /purchase agreement to explore and acquire the historic Prince Mine in Lincoln County, Nevada, USA. The Prince Mine is a former producer of silver, gold, lead, zinc and manganese sulfide and oxide fluxing ore.

The Company has also entered into another lease/purchase agreement to acquire the historic Pan American Zinc/Silver Mine and the Caselton Concentrator in Pioche/Comet Mining District of Lincoln County, Nevada, USA. The Pan American Zinc/Silver Mine last operated as a Joint Venture between Bunker Hill and the Anaconda Corporation.

Calico Silver Project, San Bernardino Co. CA

The Calico Silver Project is located in the Calico silver mining district about 15 miles northeast of Barstow or 145 miles northeast of Los Angeles in the Mojave Desert of Southern California. The project is held for exploration with approximately 1300 acres of U.S federal lode mining claims owned in 100 percent interest by International Silver Inc.

It is the intention of the company to maintain the claims and to continue with exploration on this project.

Going Concern

The Company’s financial statements are prepared using accounting principles generally accepted in the United States of America applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not yet established an ongoing source of revenues sufficient to cover its operating costs and allow it to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations.

In order to continue as a going concern, the company will need, among other things, additional capital resources. Management’s plans to obtain such resources for the Company include (1) obtaining capital from management and significant shareholders sufficient to meet its minimal operating expenses, and (2) initiating an initial public offering.

The ability of the Company to continue as a going concern is dependent upon its ability to successfully accomplish the plans described in the preceding paragraph and eventually secure other resources of financing and attain profitable operations. The accompanying condensed financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note B - Summary of Significant Accounting Policies

Principles of Consolidation

The financial statements include the accounts of International Silver, Inc. and its subsidiary Western States Engineering, Inc. for the twelve months ended December 31, 2010. For the twelve months ended December 31, 2009, the financial statements include International Silver, Inc. and its subsidiaries Western States Engineering, Inc, and Metales Preciosos Atlas, S.A de C.V. During 2009, the Company closed its Hermosillo, Sonora, Mexico exploration office. The entity had no assets nor obligations on its books at December 31, 2009. The Company’s financial condition and results of operations are based on its consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (GAAP).

Recent Accounting Pronouncements

Management has evaluated the recent accounting pronouncements issued since the audited financial statements and in managements’ opinion, the relevant pronouncements reviewed have no material effect on the Company’s financial statements. At December 31, 2010 there were no recent accounting standards that apply to the Company activities.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Significant areas requiring the use of management estimates include the determination of mineral ore quantities; the depletion expense calculation, if applicable; useful lives of property and equipment for depreciation; impairment valuations and calculation of any deferred taxes. Actual results may differ from those estimates, and such differences may be material to the condensed financial statements.

Concentration of Credit Risk

Our cash equivalents and prepaid expenses (and trade receivables when recorded) are exposed to concentrations of credit risk. We manage and control risk by maintaining cash with major financial institutions. Management believes that the financial institutions are financially sound and the risk of loss is low.

Concentrations and Economic Vulnerability

Concentrations and economic vulnerability include reliance on related parties. During the year 2010, 100% of the revenue was realized from a related party.

Fair Value of Financial Instruments

Due to their short-term nature, the carrying value of our current financial assets and liabilities approximates their fair values. The fair value of our borrowings, if recalculated based on current interest rates, would not significantly differ from the recorded amounts.

Cash and Cash Equivalents

For the statement of cash flows, any liquid investments with a maturity of three months or less at the time of acquisition are considered to be cash equivalents.

Accounts Receivable

Accounts receivable are stated, net of an allowance for uncollectible accounts. At December 31, 2010 and at December 31, 2009, there were no trade receivables, only related party receivables of $15,919 and $17,707, respectively. No allowance for uncollectible accounts was established, as management deem the accounts as fully-collectible.

Investments

Investments in marketable securities are classified under one of three methods:

1)	available for sale

2)	held to maturity

3)	trading securities

The accounting treatment accorded any investment will depend on whether the presence of ‘significant influence” over an investee exists. If the investor owns at least 20% of its common stock, then significant influence is assumed. If there is less than 20% ownership or if there is no significant influence over an investee, the investment is valued at the Fair Value Method, otherwise the Equity Method is utilized. At December 31, 2010 and December 31, 2009, the Company held securities “available for sale” that were reported under the Fair Value method.

At December 31, 2010, the Company held 25,000 shares of Atlas Precious Metals Inc. common stock, whose value was considered impaired. Refer to Note D – Investment in Securities for further discussion.

Mineral Development

Costs associated with the acquisition of mineral interests, in the exploration stage, are “expensed”. Mineral exploration costs are also “expensed” as incurred. Mine infrastructure development costs incurred prior to establishing proven and probable reserves are expensed. When it otherwise becomes probable that infrastructure costs will not be recoverable, they are impaired. When it has been determined that a mineral property can be economically developed, the costs incurred to develop such property, including costs to further delineate the ore body and remove overburden to initially expose the ore body, are capitalized as incurred. These costs will then be amortized using the units-of-production method over the estimated life of the ore body based on estimated recoverable ounces of proven and probable reserves.

To the extent that any development costs benefit an entire mineralized property, they are amortized over the estimated life of the property. The specific capitalized cost bases subject to depletion are calculated on a formula based on the number of tons of ore that are expected to be mined divided by the total tons in proven and probable reserves in the property. To date, no development has occurred, nor has depletion has been taken, since production has not commenced.

Mineral Interests and Property

Mineral interests include the costs of acquired mineral rights and royalty interests in production, development and exploration stage properties.

Production stage mineral interests represent interests in operating properties that contain proven and probable reserves. Development stage mineral interests represent interests in properties under development that contain proven and probable reserves. Exploration stage mineral interests represent interests in properties that are believed to potentially contain mineralized material.

Mineral interests related to mining properties in the production stage are amortized over the life of the related property using the Units of Production method in order to match the amortization with the expected underlying future cash flows. Development stage mineral interests are not amortized until such time as the underlying property is converted to the production stage. At December 31, 2010 and December 31, 2009, all mineral interests were in the exploration stage.

Impairment of Long-Lived Assets

The company adheres to ASC 360-10-20, "Accounting for the Impairment and Disposal of Long-Lived Assets," which requires that long-lived assets to be held and used be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when the estimated future cash flows are less than the carrying amount of the asset and would be calculated based on discounted cash flows. At March 31, 2010, the Company incurred an impairment loss on mining property, as disclosed in Note D – Investment in Securities.

Revenue Recognition and Production Costs

Revenue is totally from engineering consulting services. At December 31, 2010, there had been no production from any of the Company's properties.

Reclamation and Remediation Costs (Asset Retirement Obligations)

The Company has adopted ASC 410-20 - Asset Retirement Obligation wh ich addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs.

 Since the Company’s activities are in the exploration and feasibility stage, there is no legal or contractual obligation for reclamation or remediation of our mines or mining interests. As a result, the adoption of ASC 410-20 does not currently have a material impact on our financial position, results of operations or cash flows.

Earnings (Loss) Per Share

Basic income (loss) per share is computed by dividing income (loss) attributable to the common shareholders by the weighted-average number of common shares outstanding for the reporting period. Diluted net income per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, unless the effect is to reduce a loss or increase earnings per share. On November 1, 2010, the Company adopted and granted incentive stock options to its directors, employees and key consultants.

Income Taxes

The Company accounts for income taxes under ASC 740-10-30 - Accounting for Income Taxes. ASC 740-10-30 is an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, ASC 740-10-35 generally considers all expected future events other than enactments of changes in the tax law or rates. Income tax information is disclosed in Note G - Income Taxes.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax assets are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Statement of Cash Flows Information and Supplemental Non-Cash Financing Activities

There were no interest cash payments for the year ended December 31, 2010 and only a minimal amount for the year ended December 31, 2009. “Non-cash" investing and financing transactions during the reported periods related primarily to the sale of mining property in exchange for shares of common stock, as discussed in Note D – Investment in Securities and financing costs attributed to procure of debt financing, as discussed in Note F – Short-Term Debt.

Comprehensive Income

ASC 220-10-55-2 - Comprehensive Income, requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position. On December 31, 2010 and December 31, 2009, the Company did not have any material items of comprehensive income.

Derivative Instruments

The Company revalues derivative liabilities as of each balance sheet date, and otherwise complies with the provisions of ASC 815-10.

Stock-Based Compensation

In December 2004, the Financial Accounting Standards Board, issued ASC 718 - Share-Based Payment, requires “public” companies to recognize the cost of employee services received in exchange for equity instruments, based on the grant-date fair value of those instruments, with limited exceptions. ASC 718 also affects the pattern in which compensation cost is recognized, the accounting for employee share purchase plans, and the accounting for income tax effects of share-based payment transactions. In 2009, the Board of Directors of the Company approved a resolution for the stock issuance to officers and employees to recognize the cost of employee services. The Company adopted a stock option plan on November 1, 2010, which is accounted for pursuant to ASC 718.

Note C – Prepaid Expense

Prepaid expenses encompass, two mineral property leases, which are treated as operating lease, pursuant to FASB ASC 840-20. Disclosure of lease terms is explained in Note D – Mining Properties. At December 31, 2010, prepaid expenses were comprised of the following:

	December 31, 2010	December 31, 2009

Prepaid lease - Prince Mine	$42,467	$0

Prepaid lease - Pan American Mine	36,712	0

Prepaid – Other	1,351	966

Total Prepaid Expense	$80,530	$966

Note D – Mining Properties

Estrades Mine – Quebec, Canada

On March 1, 2010, the Company purchased a 70% interest in the Estrades Mine, including all facilities and equipment located at or used in connection with the property and certain other related properties, and mining claims and leases located in the Township of Estrades, Oivilliers in the Province of Quebec, Canada, from Atlas Precious Metals Inc., a related party, in exchange for 6,000,000 shares of the Company’s common stock.
The valuation in this interest was determined by applying ASC 505-50 – Equity Based Payments To Non-Employees. Specifically, ASC 505-50-30-6 requires that, “if the fair value of the equity instruments issued in a share-based payment transaction with non-employees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued”.

Although issuance of the stock to be given in exchange was pending at March 31, 2010, the quantity and terms of the equity instrument was known up front, thus the fair value assigned is based on the ‘lowest aggregate fair value. In establishing the “lowest aggregate fair value”, the 6,000,000 shares exchanged for this interest was deemed to have a value of $0.0025/share, for an aggregate amount of $15,000. This represents a 97.5% discount from the market price of our stock on the date of the contractual agreement, recognizing the large size of the block we issued compared with the average monthly volume and the restrictions on the shares we issued.

On March 31, 2010, the Company reviewed its mineral holdings and determined that the 70% interest in the Estrades Mine valuation was impaired, as it had not been operational for several years and future positive cash flows determined on a discounted cash flow method could not be ascertained, consequently recorded an impairment of $15,000 on that date.

During March, 2010, the Company negotiated the terms in a contract for the sale of the Estrades Mine in exchange for 6,000,000 shares of common stock in Continental Mining and Smelting Limited. As of December 31, 2010, the finalization of the contract was pending the issuance of stock from Continental Mining and Smelting Limited.

Prince Mine

On November 6, 2010, the Company entered into a lease /purchase agreement to explore and acquire the historic Prince Mine in Lincoln County, Nevada, USA. The Prince Mine is a former producer of silver, gold, lead, zinc and manganese sulfide and oxide fluxing ore.

The five-year lease requires annual lease payments of $50,000 payable annually on each anniversary date from the date of the lease agreement. Pursuant to FASB ASC 840 – 20 Operating Leases, the lease meets the criteria to be treated as an operating lease. Future minimum lease payments are as follows:

Year 2011 -	$50,000
Year 2012 -	$50,000
Year 2013 -	$50,000
Year 2014 -	$50,000
Total	$200,000

For the twelve months ended December 31, 2010, lease expense on the Prince Mine lease was $7,534.

Should the Company exercise the purchase option, the total purchase price shall be $2,750,000, less any amounts paid as advance/lease payments. The initial payment is due within 30 days of the option exercise. Installment payments are as follows:

No. 1 - Initial payment	$687,500
No. 2 - 1st anniversary of exercise	$687,500
No. 3 - 2nd anniversary of exercise	$687,500
No. 4 - 3rd anniversary of exercise	$687,500

Prepayment of all or any portion thereof, are not subject to penalty.

Pan American Mine

On December 21, 2010, the Company entered into another lease/purchase agreement to acquire the historic Pan American Zinc/Silver Mine and the Caselton Concentrator in the Pioche/Comet Mining District of Lincoln County, Nevada, USA. The Pan American Zinc/Silver Mine last operated as a Joint Venture between Bunker Hill and the Anaconda Corporation. Ore was mined underground as a rate of 2,000 tons per day using bulk mining via a haulage ramp decline with a 7% dip along the dip of the orebody.

The lease is for a twelve-month period, with an initial option payment of $40,000 paid on the date of the lease agreement, thereafter monthly lease payments of $10,000 are due, commencing April 21, 2011. Pursuant to FASB ASC 840 – 20 Operating Leases, the lease meets the criteria to be treated as an operating lease. Future minimum lease payments are as follows:

April - December, 2011 $80,000

For the twelve months ended December 31, 2010, lease expense on the Pan American Mine lease was $3,288. The Company is obligated to pay property taxes and claim maintenance fees for the duration of the lease.

Calico Silver Project

On August of 2010, the Company paid its annual maintenance fees to the Bureau of Land Management (BLM) on its 60 unpatented lode mining claims. The Company expenses these maintenance fees in the year paid.

Note E – Investment in Securities

In 2008, the Company relinquished its holdings in the Tecoma Mining District back to the original seller, in return for the shares in common stock that were part of the consideration given on the original purchase of the property As a result, the Company obtained 25,000 shares of the common stock of Atlas Precious Metals Inc., a privately-held and related company to International Silver, Inc. These shares were originally held by the Company’s shareholder/officer, who transferred these shares to the seller of the Tecoma Mining District property, in exchange for a note from the Company.

At December 31, 2010 and December 31, 2009, the carrying value of these securities was considered impaired and have no value at the end of each respectively accounting period.

On March 3, 2010, the Company signed a sales agreement with Continental Mining and Smelting, Limited, conveying its 70% interest in the Estrades Mine located in Quebec, Canada in exchange for 6,000,000 shares of Continental’s common stock (refer to Note D - Mining Properties). At December 31, 2010, the value of the stock could not be determined, as Continental Mining and Smelting Limited, is a newly-organized private company, still in the formation process.

At December 31, 2010, the Company held the following securities:

		Share	Fair
	No. of shares	Price	Value
Common Stock:
Available for Sale Securities -
Continental Mining and Smelting, Limited	6,000,000	$0.0000	$0
Atlas Precious Metals Inc.	25,000	$0.0000	$0

Note F – Short-Term Debt

On December 21, 2010, the Company obtained a convertible note in the amount of $75,000 from Tintic Standard Gold Mines, Inc. This bridge loan was made in contemplation of the Company obtaining $2,000,000 in equity financing from other independent third-parties.

Stated interest for the ninety-day period is $10,000 and as additional consideration, the holder was granted fifty thousand shares of our common stock on December 31, 2010. These shares shall be “restricted” shares and bear “piggyback and demand registration” rights.

Terms of the note state that payment of principal, plus accrued interest shall be payable ninety days from the date of the note. If the company elects to extend the loan, interest will accrue at $10,000 per quarter (53% annual interest rate) and as additional consideration, we the Company shall grant Tintic Standard Gold Mines, Inc. twenty-five thousand shares of our common stock, for each quarter extended, under the same restrictions.

Tintic Standard Gold Mines, Inc. has the option to convert the note into shares of common stock of International Silver, Inc. prior to the maturity date or at maturity.
The Holder shall be entitled to receive, 1) prior to maturity date –principal, plus unpaid interest converted at ninety (90%) percent of the offering price of the Maker’s most recent equity offering or 2) at the maturity date, by $0.30.

Outstanding convertible instrument

On December 21, 2010, the Company opted for a short-term loan until its contemplated equity financing is finalized. The terms of the derivative transactions are as follows:

The number of shares of the Maker that Holder shall be entitled to receive upon such conversion shall be determined as follows: (1) prior to maturity date – by dividing the unpaid balance of the principal sum, plus accrued interest and unpaid interest (the ”conversion factor”), by ninety (90%) percent of the offering price of the Maker’s most recent equity offering. In the event no offerings of have occurred, the conversion price shall be thirty-five cents ($0.35); or 2) at the maturity date, by dividing the conversion factor by $0.30.

December 31, 2010

Carrying amount	$75,000
Principal amount – liability component	75,000
Amortization	8,333
Unamortized discount	66,667
Net carrying amount	$8,333
Conversion (factor) price	$0.018
No. of shares, if converted	4,166,666
Market Value per share at December 31, 2010	$0.65
Convertible note – if-converted value	$2,708,333
Principal amount	$75,000
Excess of value over principal value	$2,633,333

The effective annual interest rate on the liability component 112%, with interest costs of $8,333 recognized from the inception of the contract, dated December 21, 2010 through December 31, 2010. On April 21, 2010, the note was converted to 499,077 shares of common stock.

Note G - Income Taxes

The Company has reported (for income tax purposes) net operating losses for 2010, 2009 and prior years as follows:

Net Operating Loss carry-forward to Year 2006	$106,508
Net Operating Income - Year 2006 (Applied)	(4,693)
Net Operating Loss carry-forward to Year 2007	$101,815
Net Operating Loss - Year 2007	111,921
Net Operating Loss carry-forward to Year 2008	$213,736
Net Operating Loss - Year 2008	237,958
Net Operating Loss carry-forward to Year 2009	$451,694
Net Operating Loss - Year 2009	62,811
Net Operating Loss carry-forward to Year 2010	$514,505
Net Operating Loss - Year 2010	47,369
Net Operating Loss carry-forward to Year 2011	$561,874

Pursuant to the provisions of the Internal Revenue Code, the Company has elected to forego the carry-back provisions, allowable under the IRS regulations, for the stated accounting periods.

At December 31, 2010 the Company recorded a deferred tax benefit of $203,503, but due to a going-concern issue, Management made an allowance for a provision of an equal amount, should the Company not be able to avail itself of that tax benefit. Deferred tax asset is based on prevailing IRS graduated tax tables which average 32% at December 31, 2010 and December 31, 2009.

Net deferred tax assets consists of the following components:

	December 31, 2010	December 31, 2009

Deferred Tax Asset	$203,503	$172,499
Valuation Account	(203,503)	(172,499)
Net Deferred Tax Asset	$0	$0

At December 31, 2010, The Company had a net operating loss carry-forward of $561,874 for federal income tax purposes that may be offset against future taxable income from years 2011 through 2028. Our deferred tax benefit is adjusted for interim results, but we simultaneously adjust the allowance for a net zero effect.

Due to the change in ownership provisions of the Tax Reform Act of 1986, net operating loss carry forwards for federal income tax reporting purposes are subject to annual limitations. Should a change in ownership occur net operating loss carry forwards may be limited as to use in future years.

Note H – Shareholders’ Equity

The Company was incorporated on September 4, 1992 with the initial issuance of 1,000 shares of common stock at a par value of $1.00 per share. On June, 2006 the Board of Directors adopted a new business strategy to change its emphasis from providing engineering services to conducting mine exploration and development. As a result, the Board of Directors amended its Articles of Incorporation to authorize 500,000,000 shares of common stock, at a par value of $0.0001 to allow for equity financing. Additionally, the Board of Directors passed a resolution, dated June 16, 2006, to effectuate a stock split of 12,000 to 1, for all represented shares.

On July 24, 2006, the three shareholders of record were given their new share distribution of 4,000,000 shares each.

On September 13, 2006, the Company issued 1,000,000 shares of common stock at $0.075 per share in exchange for legal services.

On September 19, 2006, the Company issued 30,000 shares of common stock at $1.00 per share for land.

On October 21, 2006, the Company issued 300,000 shares of common stock at $.185 per share in exchange for a 98% interest in the holdings of Metales Preciosos Atlas, S.A. de C.V., a Mexican subsidiary.

On October 21, 2006, the Company issued 100,000 shares of common stock at $.050 per share in exchange for Directors fees.

During 2007, the Company conducted a private placement and issued an additional 260,000 shares of common stock for cash as follows:

On May, 2007, the Company issued 7,000 shares of common stock at $0.500 per share for $3,500.

On June, 2007, the Company issued 3,000 shares of common stock at $0.500 per share for $1,500.

On October, 2007, the Company issued 4,000 shares of common stock at $0.500 per share for $2,000.

On November, 2007, the Company issued 246,000 shares of common stock at $0.297 per share for $73,000.

On May 22, 2007, the Company issued 100,000 shares of common stock at $0.055 per share in exchange for transfer agent fees.

On June 30, 2007, the Company issued 336,186 shares of common stock at $0.500 per share in exchange for an outstanding debt owed a shareholder/officer, as explained in Note H.

On September 13, 2007, the Company issued 100,000 shares of common stock at $0.040 per share in exchange for Director fees.

On September 13, 2007, the Company issued 150,000 shares of common stock at $0.040 per share in exchange for engineering consulting services.

On September 21, 2007, the Company issued 150,000 shares of common stock at $0.040 per share in exchange for consulting services.

On June 12, 2008, the Company issued 150,000 shares of common stock at $0.133 per share in exchange for legal services.

On September 8, 2008, the Company issued 335,567 shares of common stock at $0.289 per share in exchange for an outstanding debt owed to a shareholder/officer.

On November 10, 2008, the Company repurchased 30,000 of its own shares in common stock upon relinquishing its holdings in the Tecoma Mining District. These shares are being held in Treasury as of December 31, 2009, valued at $1.00 per share, their original issue price.

On September 23, 2009, the Board of Directors passed a resolution for the issuance of 3,550,000 shares of common stock at $0.010 to its directors, officers and certain consultants for services rendered. The share certificates were effective October 6, 2009, but are “restricted” pursuant to Rule 144 of the Securities Act of 1934.

On March 1, 2010, the Company purchased its 70% interest in the Estrades Mine in exchange for 6,000,000 shares of its common stock, at a share price of $0.0025 per share.

On August 18, 2010, the Company issued 2,000,000 shares of common stock at $0.025 per share in exchange for an outstanding debt of $50,000 owed to a shareholder/officer.

On August 24, 2010, the Company conducted a private placement and issued an additional 2,000,000 shares of common stock at $0.02 per share for $40,000

On December 31, 2010, the Company issued 50,000 shares of common stock in exchange for a convertible note to Tintic Standard Gold, Inc. for $75,000.

At December 31, 2010, the Company had authorized 500,000,000 shares of common stock, 28,581,753 shares had been issued and are outstanding.

Note I – Stock Option Plan

At November 1, 2010, the Board of Directors (“Board”) of the Company authorized the approval of a stock option plan (the “Plan”). The plan allows the Board of Directors, or a committee thereof at the Board’s discretion, to grant stock options to officers, directors, key employees and consultants of the company and its affiliates. The Board authorized the Corporation to issue up to 20% of the total number of outstanding shares of the Company’s common stock as Stock Options. No vesting will be required.

Pursuant to the Plan, in the case of Incentive Stock Options, the exercise price shall not be less than (i) 100% of the fair market value of one (1) share of common stock on the date the option is granted, or (ii) 110% of the fair market value of one (1) share of common Stock on the date the option is granted if, at that time the option is granted, the participant owns, directly or indirectly more than 10% of the total combined voting power of all classes of stock of the company. In the case of Non-Statutory Stock Options, the per share price to be paid by the Participant, at the time the option is exercised, shall be determined by the Committee in its sole discretion.

During the year ended December 31, 2010, total stock options for 3,300,000 shares were granted to directors, officers, key employees and consultants under the plan. On November 1, 2010, stock options for 3,300,000 shares were granted at an exercise price of $0.20, which was in excess of the quoted market price of $0.12 of the Company’s shares at the date of the grant. All these options were deemed as “incentive stock options” by the Board of Directors in accordance with the Plan. These option grants are fully vested and expire on November 1, 2015. No options were exercised or forfeited during the year 2010.

Compensation expense has been recorded pursuant to ASC 718 – Compensation – Stock Compensation based on fair value derived by means of applying the Black Sholes (BSM) option-pricing model. The fair value of each option grant is calculated assuming an expected life of five years, volatility of 823%, an interest rate of 3.5% and a dividend yield of zero. A summary of the status of the Company’s stock options as of December 31, 2010 and changes during the year then ended, is presented below:

	Year 2010
		Weighted-Average	Contractual
	No. of shares	Exercise Price	Life

Outstanding – Beginning of year	0	$-

Granted	3,300,000	0.20	5.0 years

Exercised	0	-

Forfeited	0	-

Outstanding – End of year	3,300,000	$0.20	5.0 years

Options exercisable at year-end	3,300,000	$0.20	5.0 years

Compensation expense of $396,000 has been recorded for grants awarded for the year ended December 31, 2010.

Note J - Related Party Transactions

Amounts due from and to related parties, are receivable from or payable to entities controlled by the shareholders, officers, or directors of the Company (“Related Entities”). The underlying transactions are with these related parties. These amounts are unsecured and not subject to specific terms of repayment.

	December 31,	December 31,
	2010	2009
Due from Related Parties:

Atlas Precious Metals Inc.	$15,860	$16,731

Arimetco International, Inc.	59	308

Atlas Corporation	0	635

New Edge Gold, Inc .	0	33

Total Related Party Receivables	$15,919	$17,707

Due to Related Parties:

Atlas Precious Metals Inc.	$11,500	$1,500

Harold R. Shipes	36,589	86,589

American International Trading Co.	0	463

Total Related Party Receivables	$48,089	$88,552

Related party transactions have occurred with the following related party entities:

International Silver, Inc. had a contract with Atlas Precious Metals. Inc. (“APMI”) to provide engineering design services for APMI’s smelter located in Potosi, Bolivia.  Due to cessations of operations in Bolivia, this contract ended in mid-year of 2010.  Additionally, the Company was contracted by APMI to provide engineering services on its newly-acquired mining property located in Barstow, California.  APMI also subleases office space to International Silver, Inc. in Tucson, Arizona.
(Refer to Note K)

International Silver, Inc. contracts courier services with FED-EX and occasionally, Arimetco, Inc., Atlas Corp. and New Edge Gold, Inc., all related parties, utilizes these courier services and reimburse International Silver, Inc.

The Company previously owed various demand notes to Harold R. Shipes.  Mr. Shipes is the Chief Executive Officer and Chairman of the Board for International Silver, Inc.   On July 12, 2010, the Board of Directors approved the exchange of two million shares of the Company’s common shares for the reduction of indebtedness to Mr. Shipes.  At December 31, 2010, there was an outstanding balance of $36,589 owed to Mr. Shipes.

Amounts due to related parties stems from various loans made, prior to 2007, by a shareholder/officer, H.R. Shipes, who principally funded the Company operations prior to the Company going public. In 2007, the “principal” portion of the loans were paid off, leaving only the accrued interest due the shareholder/officer. No further interest has accrued on this loan indebtedness

On August 18, 2010, the Company reduced its debt by $50,000 with its principal shareholder, H.R. Shipes by issuing two million shares of common stock – Refer to Note H – Shareholders” Equity
The Company also subleases office space from Atlas Precious Metals Inc. at a rate of $500 per month.

Note K- Office Leases

The Company rents (subleases) its administrative offices from an affiliate in Tucson, Arizona and is billed an allocated portion based on percentage of floor space occupied. Rental expenses for the twelve months ended December 31, 2010 was $6,900 and December 31, 2009 was $7,353. In 2009 the Hermosillo exploration office located in the State of Sonora, Mexico was closed.

Note L – Exploration Costs

Acquired mineral interests are presented as “exploration costs” as required by “Industry Guide 7” of the Securities and Exchange Commission’s Guides for the Preparation of Registration Statements and with the Society for Mining, Metallurgy and Exploration’s “Guide for Reporting Exploration Information, Mineral Resources, and Mineral Reserves”. Exploration costs incurred since inception through December 31, 2010 are $283,922. Exploration costs incurred for the twelve months ended December 31, 2010 were $16,923 and for the twelve months ended December 31, 2009 were $19,183.

Note M – Correction of Error in Previously Issued Financials Statements

The Company’s previously issued financials statements for the period ended December 31, 2009 have been restated due to a correction of error relating the duplication of reimburseable costs to a related party causing an overstatement of liabilities and understatement of income by $7,143. Additionally, Other Revenue was reclassified to Other General & Administrative Expense due to the inclusion of reimburseable expenses reflected in Other Revenue in error. The effect of the correction of errors is noted below:

	At December 31, 2009
	Original	Change		Restated
BALANCE SHEET

Liabilities

Due To related Parties	$95,695	$	(7,143)	$88,552

Shareholders’ Equity

Accumulated Deficit	$(855,496)		$7,143	$(848,353)

STATEMENT OF OPERATIONS

Revenues

Other		$1,275	$	(1,275)		$0

Total Revenues		$146,934	$	(1,275)		$145,659

Operating Expenses

All Other General & Administrative		$93,750	$	(8,418)		$85,332

Operating Income/(Loss)	$	(89,469)		$7,143	$	(82,326)

Net Income/(Loss)	$	(89,303)		$7,143	$	(82,160)

Accumulated Deficit – End of period		$(855,496)		$7,143		$(848,353)

Basic and Diluted

Income/(Loss) per Share	$	(0.006)		$0.001	$	(0.005)

STATEMENT OF CASH FLOWS

Net Income/(Loss)	$	(89,303)		$7,143	$	(82,160)

Changes in operating assets and liabilities

(Decrease)/Increase in accounts payable		$11,401	$	(7,143)		$4,258

STATEMENT OF SHAREHOLDERS’ EQUITY

Net Income/(Loss)	$	(89,303)	$7,143	$	(82,160)

Accumulated Deficit During Exploration

Stage– At December 31, 2009		$(855,496)	$7,143		$(848,353)

Total - Shareholders’ Equity	$	(39,517)	$7,143	$	(32,374)

Note N – Subsequent Events

Management has reviewed all subsequent events through the issuance date of the audited financial statements and has disclosed all material events that have transpired subsequent to December 31, 2010 up through the issuance date. This includes the pending investment in securities of Continental Mining and Smelting, Limited as discussed in Note D- Mining Properties.

In addition, subsequent to the issuance of the audited financial statements, the promissory note, with convertible features, as disclosed in Note F – Short-Term Debt, has been extended pursuant to the provisions of that note.

Note 0 – Reclassification of Shared-Based Payment Arrangements

Pursuant to SAB Topic 14F, stock compensation expense has been reclassified to present share-based payment arrangements along with cash compensation paid to the same employees.  Of the total share-based payments of $396,000, $6,000 was reclassified as Other General and Administrative  Expense in the Statement of Operations, with the remaining $390,000, which does not relate to any cash compensation to employees, listed in a separate line item.

These reclassifications did not impact net earnings, components of equity accounts nor earnings per share.

Item 9 Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures
Our Chief Executive Officer and Chief Financial Officer evaluated our disclosure controls and procedures on December 31, 2010 as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are in effective in connection with our filing of our annual report on Form 10-K for the year ended December 31, 2010 resulting from the failure to include Management’s Annual Report of Internal Control Over Financial Reporting.

Internal Control Over Financial Reporting
The management of International Silver, Inc., is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act).  Our internal control system was designed to provide reasonable assurance to the company’s management and board of directors regarding the preparation and fair presentation of published financial statements and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of assets;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of management and our directors; and

- Provide reasonable assurance regarding prevention and timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems that are determined to be effective provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its assessment, management concluded that internal control over financial reporting as of December 31, 2010 was ineffective.

This Annual Report on Form 10-K does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation, as the Company is a non-accelerated filer (small business issuer) and pursuant to rules of the Securities and Exchange Commission are not subject to such review and attestation.

Changes in internal controls.

There were no significant changes in our internal controls or in other factors that could significantly affect these internal controls subsequent to the date of their evaluation.

Item 9B. Other Information

None

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Our Board of Directors and our executive officers consist of the persons named in the table below. Directors are elected at our annual meeting of Shareholders. Vacancies on our Board of Directors may only be filled by the majority vote of the remaining Directors. Each director holds office for a period of one year until the next annual meeting of shareholders and until his successor has been elected. Our bylaws provide that we have at least one director.

The table below sets forth our corporate officers and directors:

Name of Service	Age	Position	Director Since

Harold Roy Shipes	68	President/CEO/Chairman/Director	9/92

Herbert E. Dunham	67	Director	6/06

Michael S. Harrington	73	Director	9/07

John A. McKinney	50	Chief Financial Officer/Executive Vice President

Matthew J. Lang	32	Vice President/Corporate Secretary

Mr. Harold Roy Shipes, Chairman/President/Chief Executive Officer. Mr. Shipes has been our President/Chief Executive Officer since April 13, 1999, and our co-founder and Chairman of the Board since 1992. From 1992 until December 2010, Mr. Shipes provided us with engineering services, specializing in mining related engineering projects. Including his affiliation with us, Mr. Shipes has over 38 years experience in the mining industry in senior management positions with companies around the world and has worked extensively in copper, zinc and precious metals, as well as engineering, construction and project development, as follows:

a)
In 2004, Mr. Shipes became President and Chief Executive Officer of Atlas Minerals, Inc., now known as Atlas Corporation, an SEC reporting company that is currently delinquent in its reporting obligations.

b)
Mr. Shipes founded American International Trading Company in 1996 and has been its Chairman and Chief Executive Officer from 1996 to present. American International Trading Company is a privately held mining company based in Tucson, Arizona, that is engaged in exploration and development of tin mines in Bolivia.

c)
Mr. Shipes co-founded Western Gold Resources in 1994, which merged with Atlas Precious Metals, Inc. in 2004. Mr. Shipes continues as Chairman and Chief Executive Officer of Atlas Precious Metals, Inc., a Tucson, Arizona private based mining company that has several gold exploration properties in Sonora, Mexico, and projects in Bolivia, including a Joint Venture on the Karachipampa Lead Smelter in Potosi, Bolivia, and zinc, lead and silver exploration properties.

d)
In 1988, Mr. Shipes founded Arimetco International, Inc., a Toronto Stock Exchange listed company from 1988 to 1996 based in Tucson, Arizona, which was a copper mining company with operations in Arizona and Nevada. Mr. Shipes was President and Chief Executive Officer of Arimetco International, Inc. from 1988 until 1999.

e)
From November 1992 to October 1994, Mr. Shipes served as Chairman of Breakwater Resources, a zinc mining company located in Toronto Canada that was listed on the Toronto Stock Exchange at the time and continues to have such listing.

f)
From January 1993 to December 1995, Mr. Shipes served as a Director of Transoceanic Trading Company, a Barbados based metals trading company. In 1986, Mr. Shipes founded American Pacific Mining and acquired the El Mochito Mine, a zinc, lead and silver mine in Honduras.

g)
From 1984 to 1988, Mr. Shipes was the President and Chief Executive Officer of American Pacific Mining, a then listed Toronto Stock Exchange that engaged in mining activities in Honduras, Central America, and Arizona. The El Mochito Mine produced zinc and lead-silver concentrates that were shipped around the world for smelting; and the Johnson Camp Mine produced cathode copper that was consumed in the United States.

h)	Mr. Shipes was General Manager and Chief Executive Officer of Ok Tedi Mining Limited, a copper and gold mining company in Papua, New Guinea, from 1984 to 1986.
i)
From 1975 to 1983, Mr. Shipes was the Vice President and General Manager of the copper producing company, Southern Peru Copper Company, and from 1981 to 1983, as Vice President and General Manager of Southern Peru Copper Company

j)	In 2010, Mr. Shipes was elected to the board of directors of Continental Mining and Smelting, Limited, a related party private Canadian company.

In 1967, Mr. Shipes received a Bachelor of Science Degree in Biochemistry from the University of Arizona. In 1977, he completed postgraduate studies in Mining and Metallurgical Engineering at the University of Arizona and received a Bachelor of Science Degree in Biochemistry and Mining Metallurgical Engineering.

Mr. John A. McKinney, Executive Vice President and Chief Financial Officer. Mr. McKinney has been our Executive Vice President/Chief Financial Officer since June 16, 2006. From September 4, 1992 to December 31, 2001, Mr. McKinney was our Corporate Secretary. Including his affiliation with us, Mr. McKinney, has performed in senior management positions in the mining industry for approximately 20 years, as follows:

a)	In 1992, Mr. McKinney co-founded us when we were an engineering company specializing in mining related engineering projects.
b)	Since May 1994, Mr. McKinney has been a Director of American International Trading Company, a Tucson, Arizona based company that engaged in the business of mining exploration in Bolivia.
c)
In 1994, Mr. McKinney co-founded Western Gold Resources that merged with Atlas Precious Metals, Inc., a Tucson, Arizona based private mining company that has gold exploration properties in Sonora, Mexico, a Joint Venture on the Karachipampa Lead Smelter in Potosi, Bolivia lead smelter, and zinc, lead and silver exploration properties in Bolivia. Mr. McKinney has been Executive Vice President and Chief Financial Officer of Atlas Precious Metals Inc. since May 1994.

d)
From 1992 to 1995, Mr. McKinney served as a Director of Breakwater Resources, a Toronto Stock Exchange listed zinc mining company; during the same time period, he served on the management committee of Transoceanic Trading Company, a Barbados metals trading company that was a subsidiary of Breakwater Resources.

e)
Mr. McKinney served in the following positions with Arimetco International, Inc., a then Toronto Stock Exchange listed company based in Tucson, Arizona, which was a copper mining company with operations in Arizona and Nevada: (a) from 1989 to 1991, as the Director of Purchasing; (b) from 1991 to 1994, as the Vice President of Corporate Administration; (c) from 1994 to 1999, as Executive Vice President; and (d) from 1997 to 1999, as Chief Financial Officer.

f)
From 1989 to 1992, he was President/Director of Arisur, Inc., a Grand Cayman private company that owned the Andacaba Silver and Zinc mine in Bolivia and was a wholly owned subsidiary of Arimetco International, Inc.

In addition to the above mining related positions, in 1999, Mr. McKinney founded and became Chairman and President of Western Manufacturing Inc., a Phoenix, Arizona manufacturer, wholesaler and retailer of plantation shutters, until 2005, at which time all of the assets of Western Manufacturing Inc. were sold.

In 2010, Mr. McKinney was elected to the board of directors of Continental Mining and Smelting, Limited, a related party private Canadian company.

In 1984, Mr. McKinney received a Bachelor of Science Degree in Business Administration from the University of Arizona.

Mr. Matthew J. Lang, Vice President Administration and Corporate Secretary. Mr. Lang has been our Vice President of Administration and Corporate Secretary since June 16, 2006 and manages our general administration, including corporate administrative maintenance and reporting, coordinates shareholder meetings, director meetings and manages shareholder relations.. From approximately January 2003 and continuing to date, Mr. Lang also has acted as our General Logistics Manager and directed our administration and logistics management and coordinated the flow of materials required by on-going operations, from purchasing through delivery. Since May 2006, Mr. Lang has been the Vice President of Administration and Corporate Secretary for Atlas Precious Metals, Inc., a Tucson, Arizona based mining company that has several gold exploration properties in Sonora, Mexico, zinc, lead, and silver exploration properties in Bolivia, and a joint venture of the Karachipampa Lead Smelter in Potosi, Bolivia. From January 2002 to January 2003, Mr. Lang was the Operations Manager of the White Cliffs Diatomite Mine for Atlas Minerals, Inc., now known as Atlas Corporation, an industrial minerals company currently based in Tucson, Arizona that is an SEC reporting company, but delinquent in its reporting obligations. . From February 1999 to June 2002, he was General Purchasing and Sales Manager for Tucson, Arizona based Mining and Construction Suppliers Inc., a company that supplies tooling products to other businesses in the field of repair, construction, and mining.

Mr. Herbert Eugene Dunham, Director. Mr. Dunham has been our Director since June 16, 2006. From May 2003 to present, Mr. Dunham has been the owner of Dunham Mining Consultants, a sole proprietorship, located in Tucson, Arizona, that provides consulting services to the natural resource industry. Mr. Dunham was a Director of Golden Eagle International, Inc., an SEC reporting company, from May 9, 2006 to September 21, 2006, its Chief Operating Officer from July 27, 2006 to September 21, 2006, and an Interim Chief Financial Officer from August 15, 2006 to September 21, 2006.
From June 1997 to May 2003, Mr. Dunham was the Chairman/Chief Executive Officer of Affiliated Companies, a consortium of five companies conducting diversified energy and mining related business, including mining, oil and gas, power and utilities, and telecommunications.

Mr. Dunham has an additional 29 years in senior management positions in the mining industry, as follows:

a)
From June 1994 to June 1997, Mr. Dunham was the Chief Executive Officer/Director of Suramco, Inc., which managed diversified business enterprises, acquisitions, joint ventures, and expansions, including acquiring and operating five mining properties in the United States, Canada, and South America

b)
From 1988 to 1994, Mr. Dunham was the Chief Executive Officer of New Mexico operations for Phelps Dodge Corporation and a Director of an affiliated acquired company, Chino Mines Company, where he provided leadership in corporate planning, finance, technical areas and general operations, including the mining sector.

c)
From 1972 to 1988, Mr. Dunham was the Chief Executive Officer of Phelps Dodge Morenci, Inc., Chairman of Morenci Mining, Inc., and a Director of Morenci Water and Electric, all of which were associated with Phelps Dodge Corporation. During this period, Mr. Dunham directed and managed mining properties in Arizona, New Mexico, and Chile.

d)	From 1968 to 1972, Mr. Dunham was the Mining, Exploration, and Finance Manager of Rio Tinto, PLC, a natural resources and mining company conducting business in England, Spain, Australia, and Canada.

Mr. Dunham received the following degrees from Michigan Technological University located in Houghton, Michigan: (a) in 1968, a Bachelor of Science Degree in Mining Engineering; and (b) in 1970, a Bachelor of Science Degree in Geological Engineering. In 1972, Mr. Dunham received a Masters of Business Administration from the University of Pennsylvania’s Wharton Business School.

Michael Harrington, Director. Mr. Harrington has been our Director since October 23, 2007. In 1998, Mr. Harrington went into semi-retirement. Since that time, he has held the following Director positions:

a)
From April 1998 to the present, he has served as a Director and since January 2006 he has served as a Director and Vice-Chairman the Board of Directors of KWC Resources, a Montreal, Canada based company. KWC Resources is a publicly traded company listed on the Toronto Stock Exchange. KWC Resources is a Diamonds and Base Metals exploration company with a focus in northern Canada.

b)
From January 2006 to the present he has served as a Director of the Board of Directors of SGV Resources Inc, a Nevada corporation based in Reno, Nevada. SGV Resources is in the business of exploration and mine development with a primary focus in Arizona and Nevada. SGV Resources is a wholly owned subsidiary of St. Genevieve Resources Ltd. Located in Montreal, Canada and which is a publicly held Canadian company traded on the CNQ Stock Exchange.

c)
From April 2007 to the present, he has served as a Director of the Board of Directors of Cadillac Ventures Inc. Cadillac Ventures is an exploration company headquartered in Toronto, Canada. Its primary focus is in Gold and Tungsten exploration in eastern Canada. Cadillac Ventures is a publicly held Canadian company traded on the CNQ Stock Exchange.

From May of 1994 to June of 1998, Mr. Harrington worked as a private consultant and technical advisor to international mining companies seeking to invest in gold and silver mining companies in Russia, including Asarco, Pan American Silver Company, Kinross Gold Corporation, Armada Gold Corporation and Gippsland Resources Inc.

From 1979 to 1994, Mr. Harrington served in the following positions with Cyprus Minerals Company, previously known as Amoco Minerals Company, a subsidiary of Amoco Oil Company, a publicly held company located in Englewood, Colorado, whose shares were traded on the New York Stock Exchange: (a) from 1979 to 1989 as Vice President of Coal Development; (b) from 1982 to 1989 as Vice-President of Coal Sales and Marketing; and (c) positions held concurrently, from 1989 to 1990 as Vice President of General Corporate Development, and from January 1990 to December 1991 as Vice President of North Shore Mining Company, a Taconite pellet producer wholly owned by Cyprus Minerals Company; and (d) . from January 1992 to June 2004 as Vice President of General Corporate Development. In connection with these positions, Mr. Harrington was: (a) lead negotiator for approximately 10 acquisitions made by Cyprus Minerals Company; (b) responsible for the successful restart of North Shore Mining Company in Silver Bay Minnesota which had been idled under bankruptcy proceedings for 5 years; (c)Lead negotiator in the disposition of various assets, including gold and industrial mineral properties; (d) lead negotiator for long term coal sales contracts; (d) President of Omolon Gold Mining Company where he managed the negotiations for Cyprus’s investment and start up of the Kubaka Gold mining operation in Russia, and worked with OPIC and the EBRD, where he negotiated the first gold export agreement for the private exportation of gold from Russia.

Other positions held by Mr. Harrington include the following; (a) From 1971 to 1979 as Vice President of Finance of Atlantic, Gulf and Pacific Company, a privately held New York City based company in the business of marine construction; (b) from 1974 to 1979 as President of Atlantic, Gulf and Pacific companies coal mining subsidiary (AGP Coal Company); (c) From 1969 to 1971, as founder and Vice President of privately held South Hopkins Coal Company located in Madisonville, Kentucky; (d) From 1962 to 1969, he served as Controller of Handley Mills Corporation, a privately held textile company based in New York City; and (d) From 1958 to 1960, he worked as a Senior Auditor for Peat Marwick Mitchell and Co. in their New York City office.

Mr. Harrington received a Bachelor of Arts degree in Accounting from Iona College in 1956
Other Significant Persons

Harrison Matson, Consulting Geologist - Mr. Matson has been our Consulting Geologist since September 2007. From January 2001 to present, Mr. Matson has been the President and General Manager of Western Range Services, a private company based in Tucson, Arizona that conducts business in geotechnical engineering services;

Mr. Matson has approximately 22 years of mining experience, including:

a)
From August 1998 to December 2001, he served as Technical Engineering Manager of Equatorial Mining North America, Inc., a copper mining company based in Sydney Australia with operations in Arizona, Nevada, and Chile;

b)
From July 1989 to August 1988, as Chief Geologist of Arimetico, Inc., a then Toronto Stock Exchange listed company based in Tucson, Arizona, which was a copper mining company with operations in Arizona and Nevada;

c)	From November 1987 to July 1989, a Mining Engineer for the State of Arizona Department of Mines and Mineral Resources in Tucson, Arizona; and
d)	From January 1979 to November 1987, as exploration geologist for several companies, including Exploration, Ltd., Meridian Minerals, Inc., Gulf Resources, and Chemical Co.

In 1977, Mr. Matson received a Bachelor of Science Degree in Geology from the University of Arizona and completed his graduate studies in Geological Engineering in 1986 from the same university. Since 1987, Mr. Matson has been a registered Professional Geologist in the State of Arizona.

Family Relationships

One of our officers and director are related to one another. John A. McKinney, our Executive Vice-President/Chief Financial Officer, is the son-in-law of Harold R Shipes, our Chief Executive Officer/Chairman of the Board. Apart from that relationship, there are no family relationships between or among any of our directors or executive officers. There is no arrangement or understanding between any of our directors or executive officers and any other person in which any director or officer was or is to be selected as a director or officer, and there is no arrangement, plan or understanding as to whether non-management shareholders will exercise their voting rights to continue to elect the current board of directors. There are also no arrangements, agreements or understandings to our knowledge between non-management shareholders that may directly or indirectly participate in or influence the management of our affairs.

Involvement in Certain Legal Proceedings

None of our officers, directors, or persons nominated for such position, has been involved in legal proceedings that would be material to an evaluation of their ability or integrity, including:

•	involvement in any bankruptcy;
•	involvement in any conviction in a criminal proceeding;
•	being subject to a pending criminal proceeding;
•
being subject to any order or judgment, decree permanently or temporarily enjoining barring, suspending or otherwise limiting their involvement in any type of business, securities or banking activities; and

•
being found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Compliance with Section 16(a) of the Exchange Act

Not applicable. We do not have a class of equity securities registered under Section 12 of the Exchange Act.

Code of Ethics

We have adopted a Code of Ethics.

Corporate Governance:

a. Director Independence

Our common stock is quoted on the OTC Bulletin Board; that trading medium does not have director independence requirements. Under Item 407(a) of Regulation S-B, we have adopted the definition of independence used by the American Stock Exchange, which may be found in the American Stock Exchange Company guide at (s) 121(A)(2) (2007). Under this definition, none of our directors are independent, because our Board of Directors cannot affirmatively determine that any of our directors do not have a relationship that would interfere with the exercise of independent judgment in carrying out their responsibilities of a director.

b. Committees

Our Board of Directors, as a whole, decides such matters, including those that would be performed by a standing nominating committee. Our Board of Directors has adopted procedures for considering executive and director compensation. We have not yet elected audit, compensation, or nominating committees because we have not sufficiently developed our operations since we changed our business model to exploration activities. We have established minimum criteria for the election of nominees to our Board of Directors and have a process or procedure for evaluating such nominees.

c. Shareholder Communications

Our Board of Directors has adopted a defined or procedure requirements for our stockholders to send communications to our Board of Directors, including submission of recommendations for nominating directors. We have also adopted a process for our security holders to communicate with our Board of Directors.

d. Board of Director Meetings.

During 2010, all but one of the eight board resolutions were adopted in lieu of actual board member meetings. All three board members, Harold R. Shipes, Michael Harrington and Herbert E. Dunham approved the resolutions. On November 1, 2010, the Board met and approved the adoption of a stock option plan.

During 2009, three board resolutions were adopted during the year in lieu of actual board member meetings. All three board members, Harold R. Shipes, Michael Harrington and Herbert E. Dunham approved the resolutions.

e. Annual Shareholder Meetings

During 2010, there was no annual shareholder meeting. We request that all of our Directors attend our Annual Shareholder Meetings; however, we have no formal policy regarding their attendance.

Item 11 Executive Compensation

The following table sets forth the total compensation currently being paid by us for services rendered by our executive officers.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Options Awards ($)	All Other Compen-sation ($)	Total
H. Roy Shipes	2009	0	0	10,000	0	0	$10,000
President and Chief Executive Officer	2010	0	0	0	60,000	0	60,000
John A. McKinney	2009	0	0	10,000	0	0	10,000
Executive Vice President and Chief Financial Officer	2010	0	0	0	60,000	0	60,000
Matthew J. Lang	2009	0	0	10,000	0	0	10,000
Vice President, Secretary	2010	0	0	0	60,000	0	60,000

In 2010, there was no cash compensation paid to our officers.  Each of the named officers was granted incentive stock options to purchase 500,000 shares at $.20 per share on November 1, 2010. The options are valued at $0.12 per share, based on the Black Scholes formula, for a total of $60,000 each.

In 2009, each of the officers named in the table received 1,000,000 shares of common stock as compensation. The shares were valued at $0.01 per share, which represented a discount from the $0.40 quoted market price per share of common stock on the date of grant, October 6, 2009.  At the time of the grant, there had been no reported trading in our common stock for the six months prior to the issuance of the shares.

Employment Agreements, Termination of Employment and Change-in-Control Arrangement

There are no employment agreements between any member of our management and us. There are no changes of control arrangements, either by means of a compensatory plan, agreement, or otherwise, involving our current or former executive officers.

Board Compensation

The following table sets forth the compensation for members of the board of directors whose compensation is not included in the Summary Compensation table.

DIRECTORS’ COMPENSATION TABLE

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($) (e)	Option Awards ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Nonqualified Deferred Compensation Earnings ($) (h)	All Other Compensation ($) (i)	Total ($) (j)
Herbert E. Dunham	2009			$1,000					$1,000
Herbert E. Dunham	2010				$12,000				$12,000
Michael Harrington	2009			$1,000					$1,000
Michael Harrington	2010				$12,000				$12,000

Compensation for the directors in 2010 represents options to purchase 200,000 shares of common stock at $0.20 per share.  The options are valued at $0.12 per share, based on the Black Scholes formula, for a total of $24,000 each.

In 2009, compensation consisted of 100,000 shares of common stock.  The shares were valued at $0.01 per share, which represented a discount from the $0.40 reported market price per share of common stock on the date of grant, which was October 6, 2009.  At the time of the grant, there had been no reported trading in our common stock for the six months prior to the issuance of the shares.

Stock Option Plan

On November 1, 2010, our Board of Directors authorized the approval of a stock option plan and on May 5th 2011, the board amended the plan . The plan, which covers 3, 8 00,000 shares, has not been approved by the stockholders.  The plan allows the Board of Directors, or a committee thereof at the Board’s discretion, to grant stock options to officers, directors, key employees and consultants of the company and its affiliates. No vesting will be required.

Pursuant to the Plan, in the case of Incentive Stock Options, the exercise price shall not be less than (i) 100% of the fair market value of one share of common stock on the date the option is granted, or (ii) 110% of the fair market value of one share of common Stock on the date the option is granted if, at that time the option is granted, the participant owns, directly or indirectly more than 10% of the total combined voting power of all classes of stock of the company. In the case of Non-Statutory Stock Options, the per share price to be paid by the Participant, at the time the option is exercised, shall be determined by the Committee in its sole discretion.
During the year ended December 31, 2010, total stock options for 3,300,000 shares were granted to directors, officers, key employees and consultants under the plan. On November 1, 2010, stock options for 3,300,000 shares were granted at an exercise price of $0.20, which was in excess of the quoted market price of $0.12 of the Company’s shares at the date of the grant. The options granted to employees were deemed as “incentive stock options” by the Board of Directors in accordance with the plan, although the treatment of the options as incentive stock options is subject to stockholder approval of the plan. Options granted to non-employees are non-qualified stock options. These option grants are fully vested and expire on November 1, 2015. No options were exercised or forfeited during the year 2010.

Item 12 Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following tables set forth the ownership, as of May 4, 2011, of our common stock by each person known by us to be the beneficial owner of more than 5% of our outstanding common stock, our directors, and our executive officers and directors as a group. There are not any pending or anticipated arrangements that may cause a change in control.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable common share property laws, we believe that the beneficial owners of our common stock listed below have sole voting and investment power with respect to the shares shown

NAME AND ADDRESS	TITLE	CLASS OF SECURITIES	TOTAL SHARES OWNED	PERCENTAGE

Harold Roy Shipes and his wife, Eileen Shipes* 11251 E. Camino Del Sahuaro Tucson, AZ 85749	Chief Executive Officer/Chairman of the Board	Common	6,342,513	22.1%

John McKinney and his wife, Lynette McKinney** 12509 E. Jeffers Place Tucson, AZ 85749	Executive Vice President/Chief Financial Officer	Common	4,904,000	17.2%

Atlas Precious Metals Inc.**** 5210 E. Williams Circle #700 Tucson, AZ 85711		Common	6,000,000	20.6%

Matthew Lang 9526 E. Corte Puente Del Sol Tucson, AZ 85748	Vice President /Secretary	Common	3,007,300	10.5%

Herbert E. Dunham *** 6555 E. Via Cavalier Tucson, AZ 85715-4732	Director	Common	192,000	.7%

Michael Harrington 14190 E. Caly Avenue Aurora, CO 80016	Director	Common	200,000	.7%

TOTAL			20,645,813	71.8%

*5,342,513 shares held  by Harold and Eileen Shipes as community property and 1,000,000 shares are held by Harold R. Shipes individually.
** 3,904, shares held by John and Lynette McKinney as joint tenants, and 1,000,000 shares  are held by John McKinney individually..
***92,000 shares held by Herbert and  Ana Dunham as joint tenants, and 100,000 shares are held by Herbert E. Dunham individually.
**** Harold Shipes is a shareholder, officer and  director of Atlas; John McKinney and Matthew Lang are shareholders and officers of Atlas and Herbert Dunham is a shareholder of Atlas.

This table is based upon information derived from our stock records. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, each of the shareholders named in this table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned. Except as set forth above, applicable percentages are based upon 28,581,753 shares of common stock outstanding as of May 4, 2011.

Item 13 Certain Relationships and Related Transactions

Our founders, who are also considered “promoters” under the Securities Act are: (a) Harold Roy Shipes, our Chief Executive Officer/Chairman of the Board; (b) John McKinney, our Executive Vice President/Chief Financial Officer; and (c) Matt J. Lang, our Vice President of Administration/Secretary. The information set forth below describes transactions with Messrs Shipes, McKinney, and Lang in connection with Messrs. Shipes, McKinney, and Lang, each being issued 4,000,000 shares of our common stock on September 13, 2006. These issuances were the result of the following:

a.	Prior to January 1, 1994, Arimetco International, Inc. owned 100% of our issued and outstanding shares of common;
b.
On or about January 1, 1994, Mr. Shipes and his wife, Eileen Shipes, purchased 800 shares of our common stock from Arimetco International, Inc. which represented 80% of our then issued and outstanding shares, for an aggregate purchase price of $200,000;

c.	On or about January 1, 1994, Mr. McKinney, purchased 200 shares of our common stock from Arimetco International, Inc. for $50,000, which represented 20% ;
d.
On or about July 13, 2006, of his 800 shares of our common stock, Mr. Shipes sold : (i) 333 shares to Matt Lang, our Vice President of Administration/Corporate Secretary, and his wife Danielle Lang, for an aggregate purchase price of $333 or $1.00 per share; and (ii) 133 of his shares to Mr. McKinney and his wife, Lynette McKinney, for an aggregate purchase price of $133 or $1.00 per share.

As a result of the transactions described in a - d, as of July 13, 2006, Mr. Shipes and his wife owned 334 shares of our common stock, and Messrs. McKinney, and Lang each had 333 shares of our common stock. On July 14, 2006, we increased our authorized shares to 500,000,000 and thereafter on the same day we forward split our issued and outstanding shares at a ratio of 12,000 to 1. This 12,000 to 1 split resulted in Mr. and Mrs. Shipes, Mr. and Mrs. Lang, and Mr. and Mrs. McKinney each jointly own 4,000,000 shares of our common stock.

On October 21, 2006, we issued 300,000 shares of our common stock to our affiliate, Atlas Precious Metals, Inc., for our acquisition of 98% of Preciosos S.A. de C.V, a Mexico incorporated entity, which is now our 98% owned subsidiary. Our Chief Executive Officer, Mr. Shipes, owns the remaining 2%.

On March 1, 2010, the Company purchased a 70% interest in the Estrades Mine from Atlas Precious Metals, Inc., a related party as described above, in exchange for 6,000,000 shares of its common stock, at a share price of $0.0025 per share.  The property is carried on our books on a fair value of the equity instrument issued basis. The value allocated to the acquired property is based on a 97.5% discount from the market price on the date of the transaction ($0.40 per share) based on the number of shares issued to the related party and the minimal trading volume of the common stock.

During March, 2010, the Company negotiated the terms in a contract for the sale of the Estrades Mine in exchange for 6,000,000 shares of common stock in Continental Mining and Smelting Limited, a related party. As of December 31, 2010, the finalization of the contract was pending the issuance of stock from Continental Mining and Smelting Limited.

Indebtedness to our Chief Executive Officer , Roy Shipes

As of December 31, 2010, we owe our Chief Executive Officer, Harold R. Shipes, a total of $36,589 of which is accrued interest of $29,748 from various loans made in earlier years, with the balance representing business expenses incurred on behalf of the Company

As of December 31, 2009, we owe our Chief Executive Officer, Harold R. Shipes, a total of $86,589 of which is accrued interest of $79,748 from various loans made in earlier years, with the balance representing business expenses incurred on behalf of the Company.

As of December 31, 2008, we owed our Chief Executive Officer, Harold R. Shipes, a total of $84,019 representing accrued interest from various loans made in earlier years. From December 1998 to December 31, 2008, our Chief Executive Officer, Harold R. Shipes, loaned us an aggregate of $335,508. These loans, which are unsecured, bear interest at a rate of ten (10%) percent per year.

On September 8, 2008, we issued 335,567 shares of our common stock to Harold R. Shipes, in satisfaction of $96,979 in loans from Mr. Shipes. $90,000 represented the principal portion of a $90,000 loan made in 2008; the remainder represents business debts Mr. Shipes incurred on behalf of the Company.

On June 30, 2007, we issued 336,186 shares of our common stock to Mr. Shipes, in satisfaction of $168,093 of loans that he extended to us.

Stock Issuances to Directors

In 2010, Harold R. Shipes was issued 2,000,000 shares of common stock in exchange for reduction in company indebtedness to him in the amount of $ 50,000                   .

In 2009, Herbert E Dunham and Michael Harrington, each received 100,000 shares of our common stock for their services as a Director The shares issued to Director Dunham on October 6, 2009 were valued at $0.01 per share, for an aggregate value of $1,000. The shares issued to Director Harrington on October 6, 2009, were valued at $0.01 per share, for an aggregate value of $1,000.

On September 8, 2008, we issued 335,567 shares of our common stock to Harold R. Shipes, in satisfaction of $96,979 in loans from Mr. Shipes. $90,000 represented the principal portion of a $90,000 loan made in 2008; the remainder represents business debts Mr. Shipes incurred on behalf of the Company.

On June 30, 2007, we issued 336,186 shares of our common stock to Mr. Shipes, in satisfaction of $168,093 of loans that he extended to us.

Our Directors, Herbert E. Dunham and Michael Harrington each received 100,000 shares of our common stock on October 21, 2006 and September 13, 2007, respectively, for their services as our Directors. Mr. Dunham shares were valued at $0.05 per share for an aggregate value of $5,000. Mr. Harrington’s shares were valued at $0.04 per share, for an aggregate value of $4,000.

Apart from the above transactions, none of the following parties has, since our date of incorporation, had any other material interest, direct or indirect, in any transaction with us or in any presently proposed transaction that has or will materially affect us:

•	Any of our directors or officers;
•	Any person proposed as a nominee for election as a director;
•	Any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding shares of common stock;
•	Our promoters, or
•	Any member of the immediate family of any of the foregoing persons.

Item 14 Principal Accountant Fees and Services

Principal Accountant Fees and Services

Audit Fees

Audit fees paid to our independent auditors, Seale and Beers, CPA’s in 2010 were $11,080.

Audit fees paid to Moore and Associates, Chartered in 2009 were $6,800 and $2,000 to our successor auditors, Seale and Beers, CPA’s. During 2009, the Securities Exchange Commission advised us that Moore and Associates, Chartered, was not in compliance with appropriate auditing standards and procedures and their license to practice under the auspices of the Public Company Accounting Oversight Board (PCAOB) was revoked. Pursuant to SEC requirements, the Company filed the appropriate 8-K filing and has contracted with Seale and Beers, CPA’s to reaudit the Company’s financial records for the Year 2008 at a cost of $5,000.

Tax Fees

No such fees were paid to Seale and Beers, CPA’s at any time.

All Other Fees

No such fees were paid to Seale and Beers, CPA’s at any time

PART IV

Item 15 Exhibits and Financial Statement Schedules

EXHIBITS

Exhibit 23(a):	Consent of Seale and Beers, CPA’s dated September 28, 2011

Exhibit 31.1	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

Exhibit 31.2	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes Oxley Act of 2002

Exhibit 32.1	Certification by the Principal Executive Officer pursuant to Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

Exhibit 32.2	Certification by the Principal Financial Officer pursuant to Section 1350 as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL SILVER, INC.

Dated: September 2 8 , 2011	By:	/s/Harold R Shipes
Harold R. Shipes, Chief Executive Officer/Chairman of the Board

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated.

Signature	Title	Date

/s/ Harold R. Shipes	Chief Executive Officer, Chairman of the Board and Director	September 28 , 2011
Harold R. Shipes	(Principal Executive Officer)

/s/Herbert E Dunham	Director	September 28 , 2011
Herbert E Dunham

/s/ Michael Harrington	Director	September 28 , 2011
Michael Harrington

/s/John A. McKinney	Executive Vice President and Chief Financial Officer	September 28 , 2011
John A. McKinney	(Principal Financial and Accounting Officer)

EXHIBIT 23.1

SEALE AND BEERS, CPAs

PCAOB & CPAB REGISTERED AUDITORS

www.sealebeers.com

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use, in the statement on Form 10K of International Silver, Inc., of our report dated April 22, 2011 on our audit of the financial statements of International Silver, Inc. as of December 31, 2010, and the related statements of operations, stockholders' equity and cash flows for the years then ended December 31, 2010, and the reference to us under the caption "Experts."

Seale and Beers, CPAs

Las Vegas, Nevada

May 6, 2011

Seale and Beers, CPAs PCAOB & CPAB Registered Auditors

50 S. Jones Blvd Suite 202 Las Vegas, NV 89107 Phone: (888)727-8251 Fax: (888)782-2351

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO 18 U.S.C.

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Harold R Shipes, certify that:

1. I have reviewed this annual report on Form10-K, for the period ended December 31, 2010 of International Silver, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report ) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28 , 2011	By:	/s/Harold R Shipes
Harold R. Shipes, Chief Executive Officer

EXHIBIT 31.2

 CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C.

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, John A. McKinney certify that:

1. I have reviewed this annual report on Form10-K, for the period ended December 31, 2010 of International Silver, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a–15(e) and 15d–15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a–15(f) and 15d–15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: September 28 , 2011	By:	/s/ John A. McKinney
By: John A. McKinney, Principal Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of International Silver, Inc. for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Harold R Shipes, the Principal Executive Officer, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: September 28 , 2011	By:	/s/Harold R Shipes
Harold R. Shipes,
President/Chief Executive Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley act of 2002 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley act of 2002, be deemed filed by the Registrant for purposes of Section 18 of the Securities Exchange Act of 1934.

EXHIBIT 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of International Silver, Inc. for the year ended December 31, 2010, as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, John A. McKinney, Chief Financial Officer certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Corporation.

Date: September 28 , 2011	By:	/s/ John A. McKinney
By: John A. McKinney,
Chief Financial Officer

A signed original of this written statement required by Section 906 of the Sarbanes-Oxley act of 2002 has been provided to the Registrant and will be retained by the Registrant and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies the Report pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by the Sarbanes-Oxley act of 2002, be deemed filed by the Registrant for purposes of Section 18 of the Securities Exchange Act of 1934.

October 10, 2011

Mr. Kevin Vaughn
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Mr. Vaughn,
Enclosed is my response to your letter dated October 4, 2011 requesting additional information in reference to our company’s Amendment No. 2 to Form 10-K for the fiscal year ended December 31, 2011.

Item No. 1 – Consolidated Statements of Income, page 34

The share-based payments of $396,000 will be classified under the line item entitled “All other general & administrative expenses”, which is the same line item where cash compensation paid to employees is categorized on the Statement of Operations.

Item No. 2 - General

To clarify, pursuant to Item 2.01 – Completion of Acquisition or Disposition of Assets of Form 8-K instructions, disclosure of the following items are required once the completion of the acquisition  of a significant amount of assets has taken place.  We recorded the acquisition on the books during the second quarter, 2011 and disclosed such on the “Notes to The Financial Statements” section of the 10-Q for the quarter ended June 30, 2011.   Actual close of escrow and consummation of the acquisition will take place in February, 2012, pursuant to the sales agreement.

At that time, the company will disclose the following:

a)	the date of completion of the transaction
b)	a brief description of the assets involved
c)	identify the person(s) from whom the assets were acquired
d)	the nature and amount of consideration given, and
e)	if the transaction has been recorded as an acquisition, identify the source of funds, etc.

(The following paragraph was my previous comment on this matter)
Our initial filing on 1/4/11 regarding an entry into a Material Definitive Agreement pursuant to Item 2.01 of Form 8-K should have been filed under Item 1.01 instead.  We will amend the Form 8 filing to be compliant.  Upon close of escrow, scheduled for February, 2012, the company will file another 8-K pursuant to Item 2.01 of Form 8-K.

Note F – Deferred Asset Retirement Cost and Asset Retirement Obligation (Proposed language)

The requested disclosures pursuant to the requirements stipulated in ASC 410-20-50-1 pertaining to the Deferred Asset Retirement and Asset Retirement Obligation will be made in future filings.  In addition, future filings will disclose how we will measure changes in the liability resulting from the “passage of time” and “revisions to either the timing or the amount” of the original estimate of undiscounted cash flows, according to ASC 410-20-35-5 and 35-8.  Our future disclosures will read as follows:

On April 21, 2011, the Company acquired land and mineral rights located in Nevada from Pan American Zinc Company, which obligated the Company to place an environmental and reclamation bond in the amount of $1,500,000 on or before June 30, 2012 for past mining and processing activities on the property previously owned and operated by Pan American Zinc Company

Pursuant to ASC 410-20-25-5, initial recognition of an asset retirement obligation requires an “increase to the carrying amount of the related long-lived asset”.  At date of acquisition, April 21, 2011, the Company established a “Deferred Asset Retirement Cost’ for $1,402,000, which represents the net present value of the environmental obligation contractually assumed.  The asset retirement obligation (“ARO”) is primarily for the remediation and clean-up of manganese mill tailings, consisting of approximately 150,000 tons of off-specification manganese concentrates or tailings which are required to be removed or disposed pursuant to appropriate environmental regulations, including a portion for purposes of general remediation and clean-up in and around the processing facilities, including some waste piles.

A reconciliation of the beginning and ending aggregate carrying amount of the asset retirement obligation is shown as follows:

	Three Months Ended
	September 30, 2011	June 30, 2011
Beginning balance	$1,402,000	$0
Liabilities incurred in current period	0	1,402,000
Liabilities settled in the current period	0	0
Accretion expense	11,693	0
Revisions in estimated cash flows	0	0
Ending balance	$1,413,693	$1,402,000

Pursuant to ASC 410-20-35-8, any changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows shall be recognized as an increase or a decrease in the carrying amount of the liability for an asset retirement obligation and the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.  As of September 30, 2011, there have been no additional asset retirement obligations incurred or settled nor has the original estimate of the asset retirement obligation been revised.

5210 East Williams Circle, Suite 700,  Arizona  85711
Phone: (520) 889-2040  Fax: (520) 889-2733

Once the Company develops a reclamation plan that is approved by the State of Nevada, the original estimate of the asset retirement obligation will be reassessed and revised pursuant to ASC guidelines.

Pursuant to your request, the Company, International Silver, Inc. acknowledges the following:

-	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

-	staff comments or changes to disclosure in response to staff comments do not foreclose the commission from taking any action with respect to the filing; and

-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further concerns, I can be contacted at (520) 889-2040, ext. 12 or you can e-mail me at johnamckinney@msn.com.

John A. McKinney,
Chief Financial Officer
International Silver, Inc.

cc: enclosures

5210 East Williams Circle, Suite 700,  Arizona  85711
Phone: (520) 889-2040  Fax: (520) 889-2733